FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: COLT Telecom Group plc Annual Report and Accounts 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 18th April 2002

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT AN INDEPENDENT PROFESSIONAL ADVISER.

If you have sold or transferred all your registered holding of Ordinary Shares in the Company, please forward this document and the accompanying form of proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was affected for transmission to the purchaser or transferee.

COLT Telecom Group plc

(Registered in England and Wales with No.3232904)

Directors:
James C. Curvey
Barry R. J. Bateman
Catherine Biner Bradley
Paul W. Chisholm
Robert Hawley CBE
Timothy T. Hilton
H.F. van den Hoven KBE
Lawrence M. Ingeneri
Peter D. Manning

Registered Office:
15, Marylebone Road
London
NW1 5JD

Dear COLT Shareholder,

12 April 2002

Annual General Meeting on 23 May 2002

The notice of the Annual General Meeting is set out on pages 1 and 2 of the accompanying document. In addition to the resolutions numbered 1 to 10, which constitute Ordinary Business, you will find included in the notice resolutions numbered 11 to 15, which constitute Special Business. I am writing to explain the reasons for the resolutions numbered 2 to 9 and 11 to 15.

1 **Election of Directors (Resolutions 2 to 9)**

These are ordinary resolutions to re-elect the current Directors. Under the Company's Articles of Association, all of the Directors are required to retire from office at the 2002 Annual General Meeting and at each Annual General Meeting thereafter.

Retiring directors are eligible for re-election. Each Director elected will hold office until the next annual general meeting or until he or she ceases to be a Director in accordance with the Company's Articles of Association or by operation of law or until he or she resigns. Each of the current Directors will be standing for re-election, other than Ms. Biner Bradley who has decided not to.

2 **Renewal of authority to allot relevant securities (Resolution 11)**

This is an ordinary resolution which authorises the directors to allot relevant securities up to a maximum nominal amount of £14,189,975 which is the difference between the current issued ordinary share capital and the authorised ordinary share capital and represents approximately 38% of the total issued ordinary share capital of the Company. This authority may only be exercised (other than in relation to the conversion of the Company's 2% Senior Convertible Notes due August 2005, March 2006, December 2006, and April 2007 (together the "Convertible Notes"), and the exercise of the warrants to purchase Ordinary Shares issued in 1996 (the "Warrants") and the exercise of options or allotment of shares pursuant to the Company's employee, director and consultant option and share plans (the "Share Plans")) in respect of relevant securities of an aggregate nominal value of up to one-third of the nominal value of the issued ordinary share capital of the Company at the date of the Annual General Meeting. This authority will expire no later than 15 months after the conclusion of the 2002 Annual General Meeting. The directors have no current intention to exercise this authority.

3 **Renewal of authority to disapply statutory pre-emption rights (Resolution 12)**

This is a special resolution which will renew the directors' authority firstly, to exclude shareholders resident overseas from participating in any rights issue owing to legal and practical problems arising from foreign regulatory constraints, and secondly, to allot equity securities for cash to persons other than existing shareholders up to an aggregate nominal amount of £1,884,250 (being approximately 5% of the issued and unconditionally allotted ordinary share capital of the Company). This authority will expire no later than 15 months after the conclusion of the 2002 Annual General Meeting.

4. **Authority to purchase shares (Resolution 13)**

This is a special resolution which will renew and extend the Company's authority to make market purchases of ordinary shares in the capital of the Company. It is proposed that the Company should be authorised to purchase up to 150 million ordinary shares representing approximately 10 % of the present issued ordinary share capital. There is no intention at present to use this authority but the directors consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made on the London Stock Exchange or NASDAQ and where such purchases are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders. Once purchased by the Company, ordinary shares will be cancelled as issued shares and may only be reissued in accordance with the Company's Articles of Association. This authority will expire no later than 15 months after the conclusion of the 2002 Annual General Meeting. As at the date of this circular, the Company has outstanding warrants and options (other than under the Share Plans) in respect of 881,770 ordinary shares which would comprise approximately 0.06% of the Company's current issued share capital and approximately 0.05 % of the Company's issued share capital following any exercise in full of this authority to make market purchases.

5. **Re-organisation of the Company's Share Capital (Resolution 14)**

This is an ordinary resolution that will authorise the directors to implement a re-organisation of the Company's share capital by the sub-division of each of the Company's issued and unissued ordinary shares into four ordinary shares of 0.625p nominal value each. This would reduce the unit price of the shares in the market and should improve their marketability. The directors will determine at what time the sub-division will take place. If no such determination has been made by the directors before the conclusion of the 2003 Annual General Meeting, this resolution will lapse and the authority granted to the directors pursuant to the resolution shall expire.

The new ordinary shares of 0.625p each will be issued in registered form. Share certificates in respect of the existing ordinary shares of 2.5p each will become void and certificates for the new ordinary shares of 0.625p each will be issued. Following the re-organisation and pending the despatch of new share certificates, instruments of transfer will be certified against the register.

Following the sub-division, application will be made to the UK Listing Authority and to the London Stock Exchange for the new ordinary shares of 0.625p each to be admitted to the Official List and to trading. Shareholders holding their shares in uncertificated form in CREST will have their holdings automatically adjusted to reflect the new sub-divided ordinary shares of 0.625p each.

Persons resident in the United Kingdom for tax purposes who hold their shares as investments and not as assets to be realised in the course of trade will, for the purposes of the United Kingdom tax on chargeable gains, be treated as not having disposed of their original holdings, and will be treated as having acquired their holdings of new ordinary shares of 0.625p each for the same consideration and at the same time as their existing shares of 2.5p each.

IF YOU ARE IN ANY DOUBT AS TO YOUR TAX SITUATION OR IF YOU ARE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM, IT IS STRONGLY RECOMMENDED THAT YOU SHOULD CONSULT YOUR OWN PROFESSIONAL ADVISER.

Subject, where required, to the approval of the Inland Revenue and confirmation from the Company's auditors that the adjustments are fair and reasonable, appropriate adjustments will be made in accordance with the rules of the Share Plans, to the number of shares and to the subscription prices of the Company's outstanding options and awards under the Share Plans to take account of the sub-division of the Company's share capital.

Following the determination by the directors of the date of the sub-division, the Company will provide all shareholders with details of the date on which the sub-division will become effective and the date on which it is expected that the new ordinary shares of 0.625p each will be admitted to the Official List of the London Exchange together with details of the number of new ordinary shares of 0.625p each that will be in issue immediately following the sub-division of the Company's ordinary share capital.

The profits, net assets and dividends of the Company will not be affected by the re-organisation and the new ordinary shares of 0.625p each will have the same rights and be subject to the same restrictions as the existing ordinary shares of 2.5p each.

6. **Changes to the Articles of Association (Resolution 15)**

This is a special resolution to adopt New Articles of Association of the Company. It is proposed that new Articles be adopted to reflect a number of changes that are desirable in light of the coming into force of the Companies Act 1985 (Electronic Communications) Order 2000. It is proposed that technical changes to accommodate the facilitation of Electronic Communications be made to Articles 1(J) (Uncertificated Shares), 3 (Definitions), 4 (Form of Resolution), 50 (Length of Notice), 54 (Procedure if Quorum not Present), 70 (Voting on Behalf of Incapable Member), 73 (Execution of Proxies), 74 (Delivery of Proxies), 88 (Vacation of Office by Directors), 89 (Alternate

Directors), 102 (Notice of Board Meetings), 110 (Resolution in Writing), 119 (Payment Procedure), 129 (Summary Financial Statements), 130 (Service of Notices), 132 (Members Resident Abroad), 133 (Service of Notice on Person Entitled by Transmission), 134 (When Notice Deemed Served) and 135 (Notice When Post Not Available). It is proposed that Article 1(A) (Authorised Share Capital) be amended to reflect the Company's current authorised share capital and Article 1(B) (Convertible Preference Shares) be deleted (as the last of the remaining convertible preference shares were converted to ordinary shares on 4th August 1998). These proposed changes simply update the Articles to reflect previous changes to the Company's share capital and do not, in and of themselves, amount to a capital alteration.

It is further proposed that the Special Voting Rights Redeemable Share be eliminated. The current authorised share capital of the Company includes one Special Voting Rights Redeemable Share of 10 pence. This share has never been issued. It is now proposed that the Special Voting Rights Redeemable Share be subdivided into four Ordinary Shares of 2.5p each and that the Articles be amended to delete references to the Special Voting Rights Redeemable Share. This proposed change will require that Article 1 (A) (Authorised Share Capital) be amended and Article 1(C) (Special Voting Rights Redeemable Share) be deleted.

Some additional technical changes are also proposed of a more general nature principally to bring the Articles in line with the Listing Rules 3 (Definitions) and 123 (Scrip Dividends). These affect Articles 3 (Definitions) and 123 (Scrip Dividends). Finally, it is proposed that a typographical error in Article 99 (Registers) be corrected.

Because of the number of the changes, they have not been itemised separately in Resolution 15 but have instead been incorporated into a revised draft of the Articles of Association, which it is proposed should replace the existing Articles of Association.

If and when Resolution 15 is passed, the Company will consider the manner, timing and extent of implementing electronic communications with shareholders, as permitted by the Companies Act 1985 (Electronic Communications) Order 2000. That Order enables certain shareholder documents, which the Companies Act 1985 previously required *a company to transmit to its members in wiring, to be sent (where the shareholder concerned has expressly* agreed) to an electronic address nominated by the shareholder for that purpose. It also enables a Company to post communications on its website where they will be accessible by shareholders and, subject to various safeguards, receive proxies electronically. The procedures are not mandatory - they enable the Company and those of its shareholders who wish to do so to communicate electronically only if both the Company and shareholder concerned expressly agree. Members will not be obliged to receive electronic communications if they do not wish to do so.

Documents available for inspection

Copies of the proposed amended Articles of Association of the Company will be available for inspection at any time during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 23 May 2002 at the Company's registered office, 15 Marylebone Road, London NW1 5JD and at the offices of Slaughter and May, 1 Bunhill Row, London EC1Y 8YY and will also be available for inspection at The Capital Club, 15 Abchurch Lane, London EC4 7BB from 9.15 a.m. on 23 May 2002 until the conclusion of the Annual General Meeting.

Recommendation

Your directors believe that the proposed resolutions are in the best interests of the Company and recommend you to vote in favour of them as they themselves intend to do so in respect of their own beneficial shareholdings of 5,014,736 ordinary shares of 2.5p each (representing approximately 0.33% of the current issued ordinary share capital of the Company).

Whether or not you are able to attend the Annual General Meeting you are requested to complete the form of proxy in accordance with the instructions printed on it and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible but, in any event, so as to be received not later than 9.30 a.m. on 21 May 2002. The return of the completed form of proxy will not prevent shareholders from attending the Annual General Meeting and voting in person, should they so wish.

Yours sincerely

J. C. Curvey

James C. Curvey
Chairman

NOTICE OF ANNUAL GENERAL MEETING 2002

Notice is hereby given that the sixth Annual General Meeting of the Company will be held at The Capital Club, 15 Abchurch Lane, London EC4 7BB on 23 May 2002 at 09.30 a.m. for the following purposes:

To consider and, if thought fit, pass the following resolutions:-

Ordinary Business

1. To receive and consider the Directors' Report and Financial Statements for the period ended 31 December 2001 and the Auditor's Report thereon.

2. To re-appoint Mr. James Curvey as a Director.

3. To re-appoint Mr. Barry Bateman as a Director.

4. To re-appoint Mr. Paul Chisholm as a Director.

5. To re-appoint Dr. Robert Hawley as a Director.

6. To re-appoint Mr. Timothy Hilton as a Director.

7. To re-appoint Mr. H. F. van den Hoven as a Director.

8. To re-appoint Mr. Lawrence Ingeneri as a Director.

9. To re-appoint Mr. Peter Manning as a Director.

10. To re-appoint PricewaterhouseCoopers as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting, and to authorise the Directors to determine their remuneration.

Special Business

11. Ordinary Resolution - THAT the Board be and is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £ 14,189,975 PROVIDED THAT:

    (a) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company in 2003, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

    (b) this authority shall not be exercisable in respect of any relevant securities (other than in connection with the allotment of relevant securities in relation to the Convertible Notes, the Warrants and the Share Plans) to the extent that the aggregate nominal amount of the relevant securities issued pursuant to this authority (other than as aforesaid) would exceed one-third of the issued ordinary share capital of the Company at the date of the passing of this resolution.

12. Special Resolution - THAT, subject to the passing of the previous resolution, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

    (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange in any territory or otherwise howsoever); and

(b) the allotment (otherwise than as described in sub-paragraph (a) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued and unconditionally allotted share capital of the Company at the date of the passing of this resolution,

and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company in 2003, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

13. Special resolution - THAT the Company be and is hereby generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares of 2.5p each upon and subject to the following conditions:

(a) the maximum aggregate number of ordinary shares which may be purchased is 150,000,000;

(b) ordinary shares may not be purchased at a price which is more than 5 per cent. above the average of the middle market quotations for the ordinary shares as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase or at a price which is less than 2.5p per ordinary share; and

the authority to purchase conferred by this resolution shall expire at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company in 2003, save that the Company may before such expiry enter into a contract of purchase under which such purchase may be completed or executed wholly or partly after the expiration of this authority.

14. Ordinary Resolution - THAT in accordance with the Company's Articles of Association and in particular Article 44

a) each of the Ordinary Shares of the Company, (both issued and unissued) be sub-divided into four shares of 0.625p nominal value each, which sub-division shall take place on a date to be decided by the Directors of the Company; and

b) that the Directors be and are hereby generally authorised in their absolute discretion, to do all such acts or things as may be necessary to implement such sub-division,

PROVIDED THAT, if such sub-division has not taken place by the conclusion of the Annual General Meeting of the Company in 2003, this resolution shall lapse and the authority granted to the directors pursuant to this resolution shall expire.

15. Special Resolution - THAT

a) the Special Voting Rights Redeemable Share of 10 pence in the capital of the Company be sub-divided and re-designated as four Ordinary Shares of 2.5p each; and

b) the Articles of Association, in the form now produced to the meeting and signed by the Chairman for the purposes of identification are hereby adopted as the Articles of Association of the Company in substitution for the existing Articles of Association.

By order of the Board
Mark A. Jenkins
Secretary
15 Marylebone Road
London,
NW1 5JD
12 April 2002

Notes:

(1) To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person can cast), a person must have his/her name entered on the register of members by no later than 6.00 p.m. on 21 May 2002. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(2) Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(3) A form of proxy is enclosed. To be effective, a duly executed form of proxy for use at the meeting, together with the power of attorney or other authority (if any), under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company's registrars, Lloyds TSB Registrars, The Causeway, West Sussex BN99 6ZL by 9.30 a.m. on 21 May 2002. The completion and return of the proxy will not preclude a member from attending the meeting and voting in person.

COLT Telecom Group plc

Form of Proxy

Annual General Meeting to be held at

The Capital Club, 15 Abchurch Lane, London EC4 7BB at 9.30 am on 23 May 2002

I/We ____

(FULL NAME(S) IN BLOCK CAPITALS)

of ____

(ADDRESS IN BLOCK CAPITALS)

being (a) member(s) of COLT Telecom Group plc, hereby appoint the Chairman of the Meeting (*See Note 1 below)*

____

____

(NAME AND ADDRESS OF PROXY IN BLOCK CAPITALS)

as my/our proxy to attend, and on a poll, vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 23 May 2002 at 9.30a.m. and at any adjournment thereof. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting. *Please indicate which way you wish your proxy to vote by ticking the appropriate box alongside each resolution.* (See Note 2 below).

Resolutions	For	Against
1. Adoption of Report and Financial Statements		
2. Re-appointment of J. C. Curvey		
3. Re-appointment of B. R. J. Bateman		
4. Re-appointment of P.W Chisholm		
5. Re-appointment of R. Hawley CBE		
6. Re-appointment of T.T. Hilton		
7. Re-appointment of H.F. van den Hoven KBE		
8. Re-appointment of L. M. Ingeneri		
9. Re-appointment of P. D. Manning		
10. Re-appointment of Auditors		
11. Ordinary resolution to authorise the directors to allot shares		
12. Special resolution to disapply statutory pre-emption rights		
13. Special resolution to authorise the purchase of own shares		
14. Ordinary Resolution to approve the re-organisation of the Share Capital		
15. Special Resolution to adopt new Articles of Association		

Signature ______________________ (*See Note 3 below)* Date ______________________ 2002.

Notes:

1. If you wish to appoint as your proxy someone other than the Chairman of the Meeting, cross out the words "the Chairman of the Meeting" and write on the dotted line the full name and address of your proxy. The change should be initialled.
2. In the absence of instructions, the person appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolutions and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
3. This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
4. To be effective, this form must be completed and lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by no later than 9.30 a.m. on 21 May 2002.
5. The completion and return of this form of proxy will not preclude a member from attending the meeting and voting in person.

Moisten, fold and stick

BUSINESS REPLY SERVICE
Licence No. SEA10846

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6ZL



A straight.forward vision

"To be the most successful European provider of business communication services."

we make business straight.forward










Highlights of 2001

Turnover up 41% to £901.9 million*

EBITDA up three-fold to £24.6 million*

£494 million of new capital raised

City network and Internet Solution Centre programme completed

13,000 route kilometres of long-distance network in place

Buildings connected up 35% to 7,843

Switched Minutes carried up 28% to 20.2 billion

Private Wire (VGEs) connected up 80% to 15.3 million

Racks installed up 95% to 2,212

Continuous expansion of product portfolio

*Turnover and EBITDA are before exceptional items. Turnover and EBITDA including infrastructure sales were £905.7 million and £26.1 million respectively.


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A year of achievement

It's no secret that 2001 was a very, very tough year for the telecommunications industry. Nonetheless, I am proud to report that in this difficult time, COLT has not only positioned itself well for 2002 and beyond, we've also managed to grow.



Turnover in 2001, excluding infrastructure sales, increased by 41 percent to £901.9 million, and EBITDA (before exceptional items) increased more than threefold to £24.6 million, reflecting improved demand for our

"COLT is financially strong, well positioned and prepared to move aggressively forward."

services from existing customers, success in winning new customers in existing markets and expansion into new markets. Turnover and EBITDA including infrastructure sales were £905.7 million and £26.1 million respectively.

COLT is positioned today to provide telecommunications solutions to our customers, not just network services. We've spent the past several years building the network; now we


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Network
Control
Center

intend to exploit what we've created. And, we are better equipped than our competitors to accomplish this. We have the network technology, the financial strength and the staff to not only acquire new customers, but also to provide more and better services across Europe and around the world to our current customers.

During 2001, about half of our growth was achieved through existing customers buying more of our products and services. This obviously reflects on COLT's reputation for reliability and high level of customer service.

Of course, we haven't been immune to a slowing economy and slower growth in telecommunications demand. In 2001 we had to act to improve efficiency in several ways, including the unhappy experience of planning reductions in our staffing level. Our President and Chief Executive Officer, Peter Manning, provides further detail in his review, but let me say that the success of COLT has been and will be the collective result of the work of each and every employee. For these efforts, I am grateful. Without question, we have the most experienced and dedicated employees in this business.

To COLT's customers, I say thank you for your continued support. I assure you that the customer focus and innovation that have made COLT successful will continue.

To our shareholders and bondholders, I say thank you for helping to build COLT into one of Europe's most successful telecommunications companies. Cash reserves are an important competitive advantage, particularly in today's economic environment. With your help, we completed 2001 with cash and liquid resources of £1.3 billion, having successfully raised £494 million of new capital during the year.

Yes, 2001 was a challenging year. And, yes, COLT met that challenge. Today, COLT is financially strong, well positioned and prepared to move aggressively forward.

Continued growth and expansion

COLT continued to grow and expand throughout 2001. Underpinning our improved financial performance was our success in winning new customers and growing our sales with existing customers.



This is reflected in the fact that we added 2,038 new customer buildings to our networks during the year, bringing the total to 7,843. We carried 20.2 billion switched minutes over our networks compared with 15.8 billion in 2000. Demand for high bandwidth services remained strong with private wire voice grade equivalents growing by 80 percent to 15.3 million. As well as the overall improvement in business volume, we were pleased to see a continued improvement in the pricing environment throughout the year.

We commenced business in two new countries and five new cities and now operate in 13 countries and 32 cities. We now have over 13,000 route kilometres of our long distance network in operation inter-linking

"2001 has been the year that sorted the winners from the losers. COLT is a winner."

not only our major network cities but also a further 13 cities where we have established points-of-presence as well as our Internet Solution Centres (ISC). We also have complemented our fibre-optic networks with Digital Subscriber Line technology in nine countries. We acquired Fitec, a company with expertise in professional services, and are building our reputation in providing a wider range of advanced services. In short, we have effectively completed the infrastructure build phase of our business plan.

Our accomplishments were achieved in the context of a market that has changed enormously over the past year. Throughout Europe, we have seen economic conditions deteriorate and some of our customers, suppliers and competitors have withdrawn from the market or consolidated their activities. COLT has not been immune to these changes.

The challenge for all telecom companies today is how to achieve maximum return on assets. Therefore, we have undertaken a major organisational review with the objective of enhancing our operational effectiveness and providing the opportunity to grow the business at lower cost. As a result, we have implemented a new organisation structure consisting of three geographic regions (North, South and Central) and two pan-European businesses, European Network Services and eBusiness. The findings of this review also indicate that we can achieve our objectives with fewer staff. We are, therefore, implementing a programme whereby we will reduce staff levels by approximately 500 throughout 2002. At the same time, we have taken action to align the value of our assets with the realities of the market place. We also expect to achieve our objectives with reduced levels of capital expenditure.


Gitte Gormsen, Marketing Manager, Denmark


Jürgen Mellinghoff, Senior Legal Counsel and Helena Dokter, Marketing Specialist, Germany


Giulio Turcato, IT & Purchasing Manager, Italy

Having effectively completed the infrastructure build phase of our business plan during 2001, our focus has now shifted to developing and deploying a full product range to our customers in a high quality and cost-effective way. Key to our future success is growth from the right mix of profitable products and services. We must add value at the lowest cost to enable us to maximise the return on the investment made in our infrastructure.

This natural evolution of our strategy means giving even greater emphasis to sales and services and not only maintaining our reputation for excellent customer service but enhancing it even further. It also means that an even greater proportion of our capital investment will be directly related to winning new customers and selling more to existing customers.

In everything we do, quality must be foremost - the quality of our customers and the service we provide them, the quality of our assets, the quality of our people, and the quality of our finances. A strong balance sheet and a fully funded business plan are critical to success in today's market and economic environment.

The year 2001 was a tough year for many of us, a watershed year in many ways that has sorted the winners from the losers. Our reputation for quality, our strong financial position and our ability to provide end-to-end telecommunications service across Europe over a single network are what separate COLT from the crowd and make us a winner. We look forward to continuing to demonstrate our winning formula during 2002 and beyond.



Straight.forward answers

Peter Manning and Larry Ingeneri answer your questions.

Q. What differentiates COLT from its competition?

A. A combination of things. There is the breadth and depth of our networks across Europe enabling end-to-end service for our customers over a single integrated network. There is our reputation for excellent customer service, further recognised in 2001 with even more awards for excellent customer service. There is our track record for successfully executing our business plan and there is our strong financial position.

Q. What have been the big changes at COLT over the past year?

A. COLT has had a winning formula since day one. Our strategy of providing communication solutions over our own networks to business and governmental customers in Europe remains the same. Our core values of first class quality and excellent customer service also remain the same. That does not mean to say that COLT is a static organisation - far from it - but change is more evolutionary than revolutionary. If you went back two years or more it would have been fair to describe COLT as a collection of European metropolitan area networks all built to the same specification and standards. With the implementation of our inter-city network, Internet Solution Centres and the expansion of our product range, today, COLT is an integrated pan-European operator providing an expanded range of products, services and solutions both locally and on an end-to-end basis across Europe.

Q. What do you expect to see changing over the coming year?

A. The best way to think about it is like this - to all intents and purposes our infrastructure build is behind us. We have 32 city-networks operational and our Internet Solution Centres are in place. We are putting the finishing touches to our long distance network and we continue to roll out our DSL capability. As we go forward, a growing proportion of our capital expenditure will be success driven as we give even greater emphasis to filling more and more of our infrastructure with higher margin services. A consequence of this natural evolution of our strategy, as well as slower economic growth generally, is that we can achieve more with fewer people and plan to reduce our employee numbers by about 500.

Q. What is success driven capital expenditure?

A. Success driven capital expenditure is a term used to describe that portion of capital expenditure that is directly related to winning new customers or generating new revenues. A good example would be the expenditure required in connecting a new customer building to our network or the cost of adding new racks in our Internet Solution Centres to expand capacity to meet increased demand.

It is worthwhile noting how the proportion of success driven capital expenditure is expected to change over the next few years. In 2001 a very high proportion of our capital expenditure, 55%, was invested in completing our infrastructure build of 32 city-networks, our inter-city network and Internet Solution Centres with the remaining 45% being success driven. With the bulk of the infrastructure investment behind us we expect the proportion of success driven capital expenditure to increase to about 65% in 2002 and about 85% in 2003.

Q. What part do acquisitions play in your growth and development?

A. COLT's success has been built primarily on organic growth. We have made a few small acquisitions and those have been mainly to build up our product and service skill-set in the area of managed and professional services. For example we recently acquired Fitec, a French value added services integrator. Fitec provides us with additional expertise in the areas of security services and customer relationship management systems in particular. We also purchased assets from Adero to accelerate our move into content distribution services.

Q. What effect has the slowing economy had on your performance?

A. We have not been immune to the effects of slower economic growth and clearly our growth rate would have been higher if economic growth had been stronger. Against this background we have taken action to align our asset values with the reality of the market. Accordingly, we have written down the book value of certain assets and taken exceptional provisions resulting in a total operating exceptional charge of £175.6 million. Nevertheless, we grew revenues by 41% to £901.9 million and increased EBITDA more than three-fold, excluding infrastructure sales and exceptional items. We increased the number of buildings connected to our network by 35% to 7,843. Switched Minutes carried over our networks increased by 28% to 20.2 billion. Private Wire VGEs increased by 80% to 15.3 million and racks in service in our Internet Solution Centres increased from 1,137 to 2,212. Against the background of a weak economy these are growth rates that many other companies only dream about.

Q. Your share price has been very weak over the past year. What steps are you taking to fix it?

A. Different industries go in and out of fashion as far as the market is concerned. 2001 was a year when the telecom sector was very much out of fashion so despite our success over the past year we were caught up in the overall negative sentiment to this sector. More specifically, companies that were not fully funded were being penalised unduly. We successfully addressed that issue by raising new capital. It is the market that determines the valuation of COLT and in doing so it takes into account many factors as well as the performance of the company itself. It is management's role to develop strategy, implement the business plan and produce a satisfactory financial performance.We are confident about the long-term outlook for COLT. As long as we keep producing the results then over time those results will be reflected in the share price.

Q. Why did your major shareholder Fidelity decide to increase its holding in COLT?

A. Fidelity believes COLT is a great company with a great future. Not only did Fidelity agree to take up its own proportionate share of the most recent equity capital raising it also agreed to take up any shares not purchased by other shareholders. At the same time it was willing to commit additional capital to take its shareholding up to its current level of 54%.

Q. Why did you repurchase a number of your bonds? Do you have any plans for further bond repurchases?

A. The market was valuing our bonds at a significant discount to their intrinsic value and we viewed a buyback as excellent value for money and in the best interests of our shareholders. These purchases reduce our interest costs by £6 million per year and reduce our debt by £143 million at a cost of only £85 million. We have undertaken further buybacks since the end of the year. We will continue to review any options that serve the best interests of the company and its shareholders.

Q. When do you expect to become profitable and what is your dividend policy?

A. COLT is already EBITDA positive, and we are confident about our ability to become profit positive over time but it is our policy not to publish profit forecasts. Given our very high growth rate and the capital investment needed to support it, all cash generated will be reinvested for the foreseeable future. We have no plans to pay dividends to our shareholders.

The COLT EuroLAN

CITY NETWORK	LAUNCH DATE
London	10/93
Frankfurt	03/96
Paris	06/97
Munich	09/97
Hamburg	10/97
Berlin	12/97
Zurich	06/98
Amsterdam	07/98
Brussels	07/98
Dusseldorf	09/98
Madrid	09/98
Milan	12/98
Stuttgart	03/99
Geneva	05/99
Barcelona	06/99
Cologne	06/99
Lyon	06/99
Vienna	06/99
Rotterdam	12/99
Marseilles	12/99
Turin	03/00
Hanover	05/00
Antwerp	09/00
Rome	09/00
Stockholm	10/00
Birmingham	12/00
Dublin	12/00
Copenhagen	09/01
The Hague	09/01
Lisbon	11/01
Valencia	11/01
Manchester	12/01

INTERNET SOLUTION CENTRES	LAUNCH DATE
Amsterdam	12/99
Frankfurt	12/99
Paris	12/99
London	12/99
Madrid	06/00
Milan	06/00
Berlin	09/00
Barcelona	03/01
Turin	09/01
London 2	10/01
Paris 2	12/01

◯ Metropolitan Area Network (MAN)

○ Other network city

◇ MAN with Internet Solution Centre

═ Operational network end-to-end managed by COLT

Network connections between cities are logical paths and may not reflect actual routes.



Dublin
Madrid
Lisbon
Valencia


Stockholm
Copenhagen
anchester
Birmingham
Hamburg
The Hague
Amsterdam
Hanover
Berlin
Rotterdam
Essen
London
Antwerp
Dusseldorf
Leipzig
Cologne
Brussels
Frankfurt
Nuremberg
Mannheim
Karlsruhe
Paris
Strasbourg
Stuttgart
Nantes
Basel
Zurich
Vienna
Bern
Zug
Munich
Geneva
Lugano
Bordeaux
Lyon
Milan
louse
Turin
Marseilles
elona
Rome

Serving customers better

Our customers rely on COLT to assist them in meeting their own business objectives - everything from expanding their channels to market to improving their internal productivity and processes, reducing costs and supporting their competitive position in their own markets.



Technician Jerome Guillon working on customer premises in Paris

To meet our customers' needs we have created an unrivalled end-to-end network across Europe - from first mile to last mile - including our Internet Solution Centres, built, owned and operated by COLT.

With 32 city-networks in 13 countries and our Internet Solution Centres inter-linked with our long distance network we take our networks straight into the offices and data centres of our customers. A sign of our continuing success in 2001 was the connection of a further 2,038 customer buildings to our network bringing the total to 7,843. We have also brought the benefits of our services to customers beyond our 32 city-networks. Through a series of breakout points on our long distance network we have extended our fibre-optic access to points-of-presence in the business districts of a further 13 cities.

Our ultra-modern infrastructure is designed to meet the communications needs of business customers and ensure the highest degree of reliability and security. It enables us to deliver a growing portfolio of services. Everything from switched voice, data and Internet services through high bandwidth Private Wires, Frame Relay and ATM right up to advanced managed and professional services including IP Virtual Private Networks, web hosting, security, storage and integrated e-business solutions. We also provide a range of services to other telecommunications companies as well as off-net services to those customers outside our network footprint.

Connected directly to the COLT EuroLAN, our Metropolitan Area Network (MAN) not only runs under the streets, but also under the river.

Staff in the call centre don't know that they now use the most advanced IP technology to route calls over the COLT Internet backbone - just that they don't suffer from poor quality calls or lost connections anymore.

Staff in the head office don't know that their extranet is a COLT IP VPN, all they know is that it is fast, reliable and secure enough to send sensitive data to their London, Copenhagen, Hamburg, Marseilles and Madrid offices.



The marketing team don't know that our MAN links the company's offices to the COLT Internet Solutions Centre, or that it hosts their web sites and stores data for their e-marketing campaigns. They just benefit from the results.

"COLT shone in customer care, showing outstanding customer retention."

World Communications Awards judges

La Defense, Paris

End-to-end customer service

In the last four years customers across Europe have ranked us number one for customer care in 28 industry award schemes.



Edoardo Sianesi, Engineering Director, Italy



Digging at Tower Bridge, London



Oliver Bolz, Supervisor in the Frankfurt ISC

We are complementing our local fibre-optic access technology with Digital Subscriber Line technology (DSL) and now have DSL access available in nine countries. This enables us to expand our addressable market to the branch offices of our corporate customers and smaller and medium sized companies which today might not have the volume of business to justify fibre-optic access or who may be outside our local network footprint. As those customers grow, DSL offers a migration path to fibre.

We focus our services on the major financial and commercial centres of Europe. Our customers are primarily large and medium sized businesses and local and national government departments. They cover a very wide range of industrial and service sectors. Many of our customers use our services in more than one city or in more than one country.

During 2001 we continued to expand our service range. We introduced our EuroWavelength service enabling data transmission speeds up to 10 Gigabits per second. EuroWavelength gives our customers the flexibility to tailor their transmission requirements to best meet their own needs. It is available to more buildings and more cities across Europe than any competitive offering.

Our first major customer for EuroWavelength was DANTE, which operates an extensive and high-powered Research Internet connecting university research networks in 25 countries. This significant multi-year, multi-million pound contract win demonstrates what can be achieved when you own and operate your own end-to-end network across Europe.

> *"COLT's robust and proven network, geographic coverage and cost effective solutions have enabled it to play a key role in delivering what must be the most powerful 10 Gigabit research network in the world."*
>
> **Dai Davis, General Manager, DANTE**

With security and service reliability at the top of our customers' agenda we extended our range of managed security products with the launch of our InterSecure IP-VPN service, a new high security network offering, enabling customers to benefit from state-of-the-art security protocols, data authentication and end-to-end encryption technology. This service has been awarded the coveted Cisco Powered Network designation and is backed by one of the industry's most comprehensive service level agreements.

We also took steps to enhance our content distribution capability through the purchase of a technology platform and associated assets from Adero with whom we had a long-standing vendor relationship. The purchase of these key assets, staff and technology has enabled COLT to accelerate the development and implementation of



Peter Manning appointed
President and CEO
UK section of EuroLAN in service



Business Internet
email service launched

its own proprietary caching and content streaming product range providing our customers with the ability to deliver entertainment, news, education and training materials and extending internal and external corporate communications generally.

Through the purchase of Fitec we have enriched our expertise in value-added hosting, and have enhanced our project management and implementation capability in the provision of complex voice-data-web solutions for our customers. Specifically, Fitec's expertise in Customer Relationship Management and security services has added significantly to our ability to provide e-solutions to our customers.

We have become successful by offering not only the services and solutions demanded by customers but also by providing very high levels of customer service resulting in one of the highest corporate customer retention rates in the industry. In the last four years customers across Europe have ranked us number one for customer care in 28 industry award schemes.

COLT 2001 Service Achievements

Best Business Carrier in Belgium

Telco of the year in Germany

Best Corporate Carrier in Switzerland

The National Prize for Telecommunications in Spain

World Communications Award for Customer Care

"A top priority for us was to find a service provider that could help us grow the current business and provide a scalable system - particularly upgrades and capacity increases when necessary - and we felt COLT was the perfect fit."

Neil Beighton, Chief Technology Officer, lastminute.com



Imma Quero, Customer Care Advisor, Italy



Barcelona ISC in service
DSL launched in Austria and Spain
COLT named Belgium's best business carrier



Windows 2000 managed hosting service launched
COLT named "Telco of the Year" in Germany

Making life easy for customers

Our aim is to make life for our customers as straightforward as possible.

We offer very large customers with multiple service needs operating in multiple countries a European Master Services Agreement whereby services are still provided locally but with the high level customer relationship managed centrally. It provides efficiencies for COLT and convenience for customers with a single point of contact when they are ordering multi-country services.



Nicolas De Vanssay, in the Paris ISC



Karlheinz Popp, ISC Engineer maintaining the emergency generators in the Frankfurt ISC



Maj-Britt Birk, HR Manager, and Stefan Andersen, Operations Supervisor, Denmark

Quality, reliability and security at competitive prices, these are the reasons why we continue to win new customers. It is also why long-standing customers such as Bloomberg, Deutsche Bank, Reuters and Siemens, to mention only a few, continue to expand their business relationships with us. These customers know the value of first class communication services in achieving their own business objectives. They are sophisticated consumers of very high bandwidth services and year in and year out they turn to COLT to assist in extending and upgrading their communications requirements. For example, everything from the provision of additional Gigabit Ethernet services to Bloomberg to support its news and financial information distribution service through to extending our relationship with Deutsche Bank by providing retail customer enquiry numbers in Germany.

We are also enabling our customers to reduce their operating costs. Regus, the world's leading provider of serviced office accommodation is outsourcing the management of its global data centre, local and wide area networks, hardware infrastructure, operating systems, help desk and engineering support, business continuity and e-business applications to COLT and other information technology providers. In doing so it estimates it will reduce its IT costs by 40%. We are providing Regus with a range of voice, Internet and hosting services in multiple locations across Europe. Our success in winning this multi-million pound contract reflects COLT's capability as a pan-European total solutions provider for high-grade telecommunications and IT outsourcing.

> *"This is a great deal for Regus and a great deal for our customers. The outsourcing deal means that we double our service levels, while reducing costs by almost 40%. We also gain a technology platform through which a broad range of new products and services will be delivered to Regus customers."*
>
> **Mark Dixon, CEO, Regus**

While it is important to be able to win new business on a pan-European scale we never lose sight of our roots as a local network services provider. It is this strength in depth which enabled us to win the multi-million pound contract with Transport for London to provide the services which will be instrumental in making the proposed traffic congestion charging scheme a reality.

A major new customer for our hosting services is lastminute.com who turned to COLT to build an advanced hosting and network management



COLT named best corporate carrier in Switzerland
COLT wins The National Prize for Telecommunications in Spain

Southern European section of EuroLAN in service
Security services expanded in collaboration with Qualys



Fabio Esposito in the Milan Network Control Centre



Stefano Tassi, Billing Operator, Italy

solution which should enable lastminute.com to meet increasing customer demand. As one of the most popular e-commerce sites in Europe it was considered vital that the COLT solution offered scalability and reliability.

Fast implementation of customer service is another COLT hallmark. We have an almost 100 percent record in meeting customer deadlines for service connections, but that is business as usual at COLT. It is when customers come to us with emergencies that we really demonstrate what customer service is all about. The case of the Hanover based music publisher SPV is a good example. SPV's previous supplier of Internet services had gone out of business and they approached COLT as their preferred new supplier. However, SPV's building did not have a connection to our network. Significant civil engineering and cabling was required to get this company back on-line, a project which typically could have taken up to 90 days was completed in a record 10 days. Sometimes we even surprise ourselves.

"Our previous supplier had gone bankrupt. We needed to replace them urgently. COLT was the only company that could meet our needs in very tight time-scales."

Manfred Schutz, Managing Director, SPV

ew managed firewall service launched in collaboration with Dimension Data
DSL launched in Italy



Content distribution capability expanded through purchase of assets from Adero

Professional services capability enhanced through acquisition of Fitec

DANTE becomes COLT's first major customer for 10 Gigabit wavelength services

Customer Care

We treat our customers as we ourselves want to be treated as customers.


La Tribune

While COLT is probably best known for the services it provides to the financial services industry we are increasing our business in the governmental sector - from the Federal Bureau for Foreign Affairs in Berlin to the French Prime Minister's office in Paris to the European Parliament in Brussels - and most recently, the Transport for London project in the UK. In the education sector our customers include universities in Munich, Turin and Vienna. We continue to win business in air transport services with important customers like Birmingham International Airport in the UK as well as Brussels, Frankfurt, Geneva and Marseilles airports. We have airlines such as Crossair in Switzerland, DAT in Belgium and South African Airways as customers. In the media sector one of our biggest customers is TF1, the leading French television company for whom we provide a range of advanced communication and managed hosting services.

> *"We have worked hand-in-hand with COLT from the beginning. They continuously fulfil our need for high availability equipment and personal customer care."*
>
> **TF1**

At COLT we do not pretend to be all things to all people. Our focus is to provide the highest quality of service possible to businesses and government organisations in Europe. We treat our customers the way we ourselves want to be treated as a customer. Whether our customers are media companies in Paris or Rome, fashion houses in Milan, banks in Zurich, insurance companies in Frankfurt and London, technology companies in Stockholm and Barcelona, or government organisations in Brussels and Geneva, we have the product portfolio, professional expertise and end-to-end pan-European connectivity necessary to assist them in achieving their business objectives. It is as straightforward as that!



The Hague and Copenhagen networks in service
Turin ISC in service
DSL launched in Belgium



New range of high security IPVPN services launched

2nd London ISC in service
World Communications Award for customer service



(left) Ian Hinchliffe, Acting MD UK, (centre) Jan Morris, Group HR Director, (right) Hugh Wilson, MD Group Services



(left) Steve Robertson, MD COLT European Network Services, (right) Larry Ingeneri, CFO



Jan Morris, Group HR Director



Claude Olier, MD eBusiness



(left) Pierre-Alain Graf, Nordic Regional Director, (right) Peter Manning, President & CEO



*Jonathan Watts,
Organisation Transition Director*



(left) Horst Enzelmüller, MD Central Region (right) Lakh Jemmett, MD Southern Region



Lisbon and Valencia networks in service
Western France and Spanish
section of EuroLAN in service



COLT raises £494 million new capital
2nd Paris ISC in service
Manchester network in service

Continuing to deliver

The year 2001 validated the business and financial strategies that are the foundation of COLT's success. In a challenging economic environment, we again achieved record growth across our business by delivering high quality telecommunications services to our corporate and government customers over a unique pan-European, end-to-end network infrastructure complemented by Internet Solution Centres and DSL.

At the same time, a conservative financial structure underpinned by significant cash balances, relatively low cost debt and strong shareholder support have shielded COLT from the financial pressures which have forced a number of our competitors to restructure and in some extreme examples to shut down.

Turnover, excluding sales of infrastructure and exceptional items, of £901.9 million in 2001 increased by 41% compared to last year, driven by record growth in buildings, switched minutes, voice grade equivalents and racks. Pre-depreciation gross profit, excluding sales of infrastructure and exceptional items, increased by 38% in spite of the loss of high margin bandwidth revenue from carriers exiting the market or rationalising their networks. While these bandwidth losses masked improvements in operating efficiencies at the gross profit level, back-office scale efficiencies drove significant improvement in selling, general and administrative (SG&A)



"A strong balance sheet has always been a significant element of the Company's strategy and in today's turbulent financial markets this strategy is fundamental."

expenses as a percent of turnover which dropped from 28.4% in 2000 to 26.3% in 2001. As a result, year 2001 EBITDA of £24.6 million, excluding infrastructure sales and exceptional items, was over three times the level of 2000.

Capital expenditures on network, services and systems infrastructure totalled £804.3 million in 2001. Importantly, this investment represents a major milestone for COLT, effectively completing the infrastructure build phase of the business plan. With this phase complete, future capital investment will not only more closely mirror revenue growth but is expected to decline in both absolute terms and as a percent of revenue growth.

Reflecting the current economic environment it is prudent to ensure that COLT's asset base remains aligned with the realities of the market. Accordingly, we have written down the book value of certain assets, including Internet Solution Centre capacity, equipment and electronics, ducts on the German section of our inter-city network, selected IT software systems developments and leasehold improvements in excess leased space. We have also taken provisions against future rents, services and reinstatement costs in the Internet Solution Centres and excess leased space. These actions have resulted in an aggregate exceptional charge in our 2001 results of £175.6 million. COLT has also commenced an organisational review of current staffing to improve operational effectiveness. In line with this review, we expect to reduce current staff levels by approximately 500 during 2002 and will be taking a provision in our first quarter 2002 results for the costs of this programme.



Lise Metz, Customer Care Co-ordinator, Denmark



Francis Moseley, Switch Technician, UK



Lorenzo Colombo, Field Service Engineer, Italy

A strong balance sheet has always been a significant element of the Company's strategy and in today's turbulent financial markets this strategy is fundamental. In 2001 COLT raised nearly £500 million in new funding through an offering of ordinary shares and the proceeds of share option exercises. As a result, at 31 December 2001, COLT had balances of cash and liquid resources totalling over £1.3 billion. COLT also took advantage of the volatile financial markets in 2001 to purchase £143.4 million in notes for £84.6 million. We will continue to monitor the trading levels of our notes and may take advantage of other such opportunities to enhance shareholder value if they present themselves.

Profitability in an infrastructure based business requires scale to achieve and achieving scale requires time. It is still a long road but we believe COLT is well positioned with the assets, products and financial resources to achieve this scale.

REVIEW OF OPERATIONS 2001 COMPARED TO 2000

Turnover

Turnover, excluding infrastructure sales, increased from £640.8 million in 2000 to £901.9 million in 2001, an increase of £261.1 million or 41%. Turnover including infrastructure sales in 2000 and 2001 was £687.0 million and £905.7 million, respectively. In 2001, 72% of turnover excluding infrastructure sales, was generated outside the UK compared with 65% during 2000. Increased turnover was driven by continued demand for COLT's services from existing and new customers, new service introductions and the expansion of COLT's addressable market. However, the rate of growth has been affected by the slowdown in economic growth across Europe generally and reduced demand in the wholesale bandwidth market.

Turnover from switched services increased from £405.3 million in 2000 to £532.6 million in 2001. Growth in switched revenue reflects an increase in the number of markets in which COLT provided switched services and growth in switched minutes from 15.8 billion in 2000 to 20.2 billion in 2001. Average switched revenue per minute increased by 2% in 2001, compared to 2000 primarily as a result of changes in mix somewhat offset by price declines. Carrier revenues represented 36% of total switched revenue in 2001 compared with 37% in 2000.

Turnover from non-switched and other services, excluding infrastructure sales, increased from £235.5 million in 2000 to £369.2 million in 2001. Growth in non-switched and other revenue reflects continuing growth in demand for local, national and international bandwidth from both corporate and wholesale customers, partially offset by circuit cancellations from selected carriers exiting the market or rationalising their networks. Increased turnover also reflects growth in Internet related services including hosting, the introduction of new services including IP-VPN, expansion into new markets and the inclusion of Fitec results following its acquisition in July 2001. At 31 December 2001 COLT had over 15 million private wire voice grade equivalents in service, an increase of 80% compared to 31 December 2000 and 2,212 racks installed, an increase of 95% compared to 31 December 2000. Turnover from non-switched and other services, excluding infrastructure sales, represented 41% of total turnover in 2001 compared with 37% in 2000. Including infrastructure sales, turnover from non-switched and other services increased from £281.7 million in 2000 to £373.0 million in 2001.

Cost of Sales

Cost of sales, before exceptional items and excluding costs associated with infrastructure sales, increased from £539.7 million in 2000 to £803.5 million in 2001, an increase of £263.8 million or 49%.

Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from £451.0 million in 2000 to £640.1 million in 2001. The increase was primarily attributable to interconnection payments associated with the 28% increase in switched minutes in the year, as well as additional network operating costs related to growth achieved in the 27 city-networks and 10 Internet Solution Centres (ISC) in service at 31 December 2000 and the new networks and ISCs brought into service during 2001. In addition, operating costs attributable to the expansion of COLT's inter-city network contributed to the increases in interconnection and network costs.

Network depreciation, before exceptional items, increased from £88.7 million in 2000 to £163.4 million in 2001. The increase was attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets, including hosting services, expansion of the inter-city network and entry into new markets.

In 2001 an impairment charge of £73.4 million was recognised relating to the closing or 'mothballing' of Internet Solution Centre capacity and writing down certain equipment and electronics. Additional charges of £28.8 million and £33.6 million were also recognised relating to the write down of ducts on the German section of our inter-city network allocated for sale to other carriers ("Inventory held for future sale" on the Balance Sheet) and provisions against future rents, services and reinstatement costs in the Internet Solution Centres, respectively.



Revenue £M
240
220
200
180
160
140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
98
99
00
01
North Region
Austria, Belgium, Denmark, Netherlands & Sweden
South Region
Italy, Portugal, Spain & Switzerland
France
Germany
United Kingdom and Ireland
Network Kilometres at Qtr end
4600
4200
3800
3400
3000
2600
2200
1800
1400
1000
600
200
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
98
99
00
01

Operating Expenses
Operating expenses, before exceptional items, increased from £205.0 million in 2000 to £284.1 million in 2001, an increase of £79.1 million or 39%.

Selling, general and administrative expenses (SG&A), before exceptional items, increased from £181.7 million in 2000 to £237.1 million in 2001. The increase was primarily due to increased personnel, office space, marketing and information technology expenses associated with the expansion of COLT's customer base, new services development and expansion into new markets. SG&A as a proportion of turnover improved from 28.4% in 2000 to 26.3% in 2001.

Other depreciation and amortisation, before exceptional items, increased from £23.3 million in 2000 to £47.0 million in 2001. The increase was due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

In 2001 an impairment charge of £12.0 million was recognised relating to the write down in net book value of leasehold improvements in excess leased space and selected IT software developments. An additional charge of £27.9 million was also recognised relating to reserves against future rents, services and reinstatement costs in the excess leased space.

Interest receivable, interest payable and similar charges
Interest receivable decreased from £80.5 million in 2000 to £60.7 million in 2001 due to decreased average balances of cash and investments in liquid resources and lower rates of return.

Interest payable and similar charges were £104.8 million in 2000 compared with £112.0 million in 2001. The increase was due primarily to increased average debt levels reflecting the issuance of senior notes in April 2000 partially offset by the purchase and cancellation of approximately £143 million of the Company's outstanding notes during the third quarter of 2001.

Interest payable and similar charges in 2001 included: £43.3 million of interest and accretion on convertible debt; £67.7 million of interest and accretion on non-convertible debt and £1.0 million of interest and bank commitment fees.

Amounts written off investment in own shares
In 2001 COLT recognised a charge of £2.8 million relating to the revaluation of shares held in a trust for certain compensations plans.

Gain on purchase of debt
COLT recorded a gain of £58.8 million as a result of the purchase of a number of its notes by COLT Telecom Finance Limited during the third quarter of 2001. These notes have been cancelled.

Exchange gain (loss)
In 2001, COLT had exchange losses of £5.2 million, compared with losses of £7.7 million in 2000. These losses were due primarily to movements in the British


Buildings Connected
at Qtr end
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
98
99
00
01


Private Wire VGEs in '000
at Qtr end
16000
14000
12000
10000
8000
6000
4000
2000
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
98
99
00
01


Switched Minutes in millions
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
98
99
00
01

pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Taxation

For the 12 months ended 31 December 2000 and 31 December 2001, COLT generated losses on ordinary activities (excluding gain on purchase of debt) and therefore did not incur a tax obligation.

The taxable profit earned by COLT Telecom Finance Limited following the purchase of debt, which is not expected to be material, will be absorbed by tax losses and therefore did not give rise to a tax obligation.

REVIEW OF OPERATIONS 2000 COMPARED TO 1999

Turnover

Turnover, excluding infrastructure sales, increased from £401.6 million in 1999 to £640.8 million in 2000, an increase of £239.2 million, or 60%. Turnover including infrastructure sales was £687.0 million in 2000. There were no infrastructure sales during 1999. The increases in turnover were driven by continued demand for COLT's services from existing and new customers, new service introductions and the significant expansion of COLT's addressable market. Demand for data and internet related services continues to be an important factor contributing to turnover growth. In 2000, 65% of turnover was generated outside the UK (excluding infrastructure sales) compared with 55% in 1999. Growth in turnover for 2000 over 1999 was somewhat tempered by weakness in the Euro.

Turnover from switched services increased from £274.3 million in 1999 to £405.3 million in 2000. Growth in switched revenue reflects growth in switched minutes from 7,837 million in 1999 to 15,758 million in 2000, somewhat offset by declines in average switched revenue per minute. For the year 2000 compared to 1999, average switched revenue per minute declined by 27% as a result of price reductions and changes in mix. Carrier revenues represented 37% of total switched revenue in 2000 compared to 39% in 1999.

Turnover from non-switched and other services, excluding infrastructure sales, increased from £127.2 million in 1999 to £235.5 million in 2000. Growth in non-switched and other revenue reflects continuing growth in demand for local, national and international bandwidth and internet related services, strong demand for new services including hosting, as well as expansion into new markets. At 31 December 2000 COLT had approximately 8.5 million voice grade equivalents, an increase of 132% compared to 31 December 1999. COLT's hosting operations were introduced in 2000 and at year-end, 10 Internet Solution Centres were live with 1,137 racks installed. Turnover from non-switched and other services, excluding infrastructure sales, represented 37% of total turnover in 2000 compared with 32%.

Cost of Sales

Cost of sales, excluding costs associated with infrastructure sales, increased from £323.6 million in 1999 to £539.7 million in 2000, an increase of £216.1 million or 67%. Costs associated with infrastructure sales in 2000 were £27.2 million.

Interconnection and network costs, excluding costs associated with infrastructure sales, increased from £273.2 million in 1999 to £451.0 million in 2000. The increase was primarily attributable to interconnection payments associated with the 101% increase in switched minutes from 1999 to 2000 as well as additional network operating costs related to growth achieved in the 20 markets in service at 31 December 1999 and the seven new markets brought into service during 2000. In addition, operating costs attributable to the 10 Internet Solution Centres launched during the 12 months to 31 December 2000 and the introduction of service on COLT's inter-city network contributed to the increases in interconnection and network costs for 2000.

Network depreciation increased from £50.4 million in 1999 to £88.7 million in 2000. The increase was attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets including hosting services, expansion into new markets and the introduction of service on COLT's inter-city network.

Operating Expenses

Operating expenses increased from £143.3 million in 1999 to £205.0 million in 2000, an increase of £61.7 million or 43%.

Selling, general and administrative expenses increased from £129.1 million in 1999 to £181.7 million in 2000.



Laying cable, Milan

The increase was primarily due to increased personnel, office space, marketing and information technology expenses associated with the expansion of COLT's customer base, new services development (in particular internet related services) and expansion into new markets. Selling, general and administrative expenses as a proportion of turnover, excluding infrastructure sales, improved from 32% in 1999 to 28% in 2000.

Other depreciation and amortisation increased from £14.2 million in 1999 to £23.3 million in 2000. The increase was due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

Interest receivable, interest payable and similar charges

Interest receivable increased from £32.6 million in 1999 to £80.5 million in 2000 due to increased average balances of cash and investments in liquid resources.

Interest payable and similar charges increased from £66.1 million in 1999 to £104.8 million in 2000. The increase was due primarily to increased debt levels reflecting issuance of senior notes in December 1999 and senior convertible notes in March 1999, December 1999 and April 2000. There was no interest payable attributable to accretion on the junior subordinated convertible debentures in 2000 as all had been fully converted by the end of 1999.

Interest payable and similar charges in 2000 included: £40.4 million of interest and accretion on convertible debt; £63.7 million of interest and accretion on non-convertible debt and £0.7 million of interest and bank commitment fees. Interest payable and similar charges in 2000 comprised £52.4 million and £52.4 million of interest and accretion respectively.

Exchange gain (loss)

COLT had exchange losses in 1999 and 2000 of £2.5 million and £7.7 million respectively. These losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on loss on ordinary activities

For the years 1999 and 2000, COLT generated losses on ordinary activities and therefore did not incur a tax obligation.

LIQUIDITY AND CAPITAL RESOURCES

The costs associated with the initial installation and expansion of COLT's networks and services, including development, installation and initial operating expenses, have been, and in respect of new markets and services are expected to be, significant. Negative cash flow is expected to continue in each of COLT's markets until an adequate customer base and related revenue stream have been established.

In 2001 net cash inflow from operations was £39.7 million compared with net cash outflow of £37.2 million in 2000. Changes to cash flow from operations include the effect of the timing of stage billings and payments with the telecommunications operators associated with the construction of the Company's inter-city network. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment increased from £626.5 million in 2000 to £777.9 million in 2001. The increase in net cash outflow was primarily as a result of purchases of tangible fixed assets, which increased from £638.9 million in 2000 to £804.3 million in 2001. In addition, COLT purchased £143.4 million of notes for £84.6 million during the year.



Andreas Luft, Customer Care Project Co-ordinator, Germany



Anja Kothenschulte, Sales Assistant and Stefan Adam, Sales Manager, Germany



Erik Ejdrup, Corporate Sales Manager, Denmark

In 2000 and 2001, proceeds of £740.4 million and £498.9 million respectively, were raised from placements of ordinary shares and senior convertible notes and exercises of options and warrants. Balances of cash and investments in liquid resources at 31 December 2001 totalled £1,304.5 million compared with £1,654.6 million at 31 December 2000.

TREASURY POLICY

The Company operates a centralised treasury function, the prime objective of which is to manage both the working capital requirements of the Company as it implements its expansion and development plans across Europe and associated financial risks. In addition to liquidity risks, the principal financial risks to which the Group is exposed arise from volatility in foreign currency exchange rates and interest rates. The Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity Risk

The Company has financed its operations through a mixture of issued share capital and long-term convertible and non-convertible debt. The proceeds from these issues are invested in marketable government securities or placed on short-term deposit prior to being invested in the Company's operating companies to fund operations and expansion. The Company also maintains a £75 million bank facility which, to date, has not been drawn. In addition to the financial instruments issued to finance its operations and expansion, the Company holds other financial instruments in the normal course of business such as trade debtors and trade creditors.

Other than as discussed below, the Company does not use, and has no current intention to use, any other derivative financial instruments.

Foreign currency risk

The Company is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the Company's strategy is to raise its financing in a combination of British pounds and Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

In addition to the financing raised in British pounds and Euros, the Company holds U.S. dollars as a result of issuing shares in the United States. The Company remains exposed to currency fluctuations between British pounds and the U.S. dollar on relative balances of outstanding senior discount notes and U.S. dollar denominated cash and liquid resources.



Thorsten Furgber and Uwe Klinkhardt at the Frankfurt Network Control Centre

As required by its bank facility agreement, the Company is required to maintain financial hedging instruments to offset exchange rate risk with respect to payments required on U.S. dollar denominated senior discount notes during the term of the facility. From time to time, the Company has entered into forward contracts to purchase foreign currencies to fund a portion of the Company's capital expenditure in those currencies. At 31 December 2001, no such contracts were outstanding.

Interest rate risk

The Company has managed risks associated with fluctuating interest rates by raising debt at fixed rates. Furthermore, by raising some debt as convertible debt, interest exposure on debt is further reduced. While fixed rate debt removes the cash flow risks associated with changing interest rates it does expose the Company to a level of market risk if rates alter significantly. As interest is earned on cash deposits and liquid resources at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable and cash and investments in liquid resources. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers and different industries and risks associated with the Group's cash are mitigated by the fact that these amounts are placed in what management believes to be high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Sensitivity analysis

As a result of the procedures the Company has implemented to manage foreign currency exchange and interest rate risks as described above, a 10% change in the value of British pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately £16.3 million. Because foreign exchange contracts are entered into as a hedge against future commitments, any change in the fair value of the hedge is offset by a corresponding change in the value of the underlying transaction. A 10% change in interest rates across all maturities would lead to a corresponding change in the Company's earnings of approximately £5.1 million based on the interest bearing assets and liabilities held during 2001.

Lawrence M. Ingeneri *Chief Financial Officer*



COLT Telecom Group plc Board of Directors

from left to right

Paul Chisholm
Non Executive Director

Mr. Chisholm (53) served as the President of COLT from 1995 and Chief Executive Officer of COLT from 1996, until January 2001 when he resigned from his executive position. He was appointed to the Board of Directors of COLT on 22 September 1996. He served as the first Managing Director of COLT Telecommunications from its inception in 1992 until 1995. From 1988 until 1992, he was the first Vice President and General Manager of Teleport Communications Boston, Inc., one of the first competitive access providers in the U.S. From 1985 until 1988, Mr. Chisholm was the Vice President - Telecommunications of Shawmut Bank in Boston. From 1974 until 1985, he was employed in various management positions at New England Telephone & Telegraph Co. and AT&T Corp. He served as the first Chairman of the Other Licensed Operators Group, a regulatory reform group in the United Kingdom from 1993 to 1995. Mr. Chisholm is also a non-executive director of MetroRED Telecom Group Limited, KVH Telecom Limited and Unisphere Networks Inc.

H.F. van den Hoven (KBE)
Non Executive Director

Mr. van den Hoven (78) served as Chairman of the Supervisory Board of ABN Amro Bank from 1984 to 1994 and as Chairman of Unilever N.V. from 1976 to 1984. He was appointed to the Board of Directors of COLT on 27 September 1996. He is a member of the supervisory board of Hunter Douglas and is a director for a number of funds in the Fidelity Group of International Funds.

Catherine Biner Bradley
Non Executive Director

Ms. Biner Bradley (48) has been a partner in the Geneva law firm of Bourquin & Biner Bradley since 1987 and a partner in the international law partnership of Biner Bradley Nigel Harris & Partners, which has maintained offices in Jersey, Channel Islands and Geneva since 1990. She is a director of Chime Communications plc, and a director of several Swiss corporations. She was appointed to the Board of Directors of COLT on 7 November 1996.

Peter Manning
President and CEO

Mr. Manning (46) served as Chief Operating Officer of COLT from April 1999 until January 2001 when he was appointed President and Chief Executive Officer. Prior to joining COLT, he was the President and Chief Executive of Concert Communications Inc. headquartered in Reston, Virginia between 1997 and 1999. He has held a number of senior positions in BT including Chief Operating Officer of BT Europe, which established BT's joint ventures in principal countries in Europe between 1995 and 1997. Prior to this, from 1989 until 1993 he was the Managing Director of City Business Products, a subsidiary of BT supplying dealing room equipment worldwide and between 1993 and 1995 he was General Manager of BT's Business Service organisation. He was appointed to the Board of Directors of COLT on 11 January 2001.

James Curvey
Chairman

Mr. Curvey (66) is Vice Chairman and a Director of FMR Corp.. He was appointed to the Board of Directors of COLT on 27 September 1996 becoming non-executive Chairman in May 1999. Mr. Curvey joined Fidelity Investments in June 1982 as Vice President, Human Resources, became Senior Vice President for Administration in January 1983 and President of Fidelity Capital in December 1986. He served as Chief Operating Officer of FMR from May 1997 until September 1998 and as President and Chief Operating Officer of FMR Corp from September 1998 until July 2000. Prior to joining Fidelity Investments, Mr. Curvey was Vice President, Human Resources for Chase Manhattan Corp. in New York. Before joining Chase Manhattan Corp. in 1976, he served for six years as Director of Personnel for the Department of Housing and Urban Development in Washington, D.C. Mr. Curvey is a Director of Geerlings & Wade, a wine distribution company.

Robert Hawley (CBE)
Non Executive Director

Dr. Hawley (65) was Chief Executive of British Energy plc until 1997 and until 1995 he was Chief Executive of Nuclear Electric plc. He is the Chairman of Taylor Woodrow plc, and a non-executive director of RockTron plc and Rutland Trust plc. Dr. Hawley is advisor to HSBC Investment Bank plc and is registered with the Securities and Futures Authority. He was Chairman of the Engineering Council and the Particle Physics and Astronomy Research Council and the CBI/UK Korea Economic Co-operation Council. He was appointed to the Board of Directors of COLT on 21 August 1998.

Lawrence Ingeneri
Chief Financial Officer

Mr. Ingeneri (43) was appointed Chief Financial Officer in July 1996. Prior to joining COLT, he was Senior Vice President Finance and Chief Financial Officer of Ascom Timeplex, Inc. From 1992 until 1995, he was a Vice President, and from 1988 to 1992 an Associate, in the Corporate Finance Department of Salomon Brothers Inc. From 1980 until 1986, he served as an officer in the United States Navy. He was appointed to the Board of Directors of COLT on 19 June 2001.

Timothy Hilton
Non Executive Director

Mr. Hilton (49) is President of Fidelity Broadband Group, and a member of FMR Corp's Operating Committee. He joined Fidelity in 1996 as Senior Vice President of Fidelity Capital, became a Managing Director and served as President of Fidelity Capital from June 1997 until July 1999 and served as President of Fidelity Ventures from January 1999 until April 2000. Prior to joining Fidelity Mr. Hilton was a senior partner and member of the management and executive committees of the Boston based corporate law firm of Sullivan & Worcester. He was appointed to the Board of Directors of COLT on 26 May 1999.

Barry Bateman
Non Executive Director

Mr. Bateman (56) is Vice Chairman of Fidelity International Limited, having served as President of Fidelity International Limited from 1991 until 2001. Mr. Bateman joined Fidelity in 1981, initially as Marketing Director. From 1989 to 1991, he was Managing Director of Fidelity Investment Management Ltd and from 1986 to 1989 he served as Managing Director of Fidelity Investment Services Ltd. Prior to joining Fidelity Mr. Bateman was Marketing Director at Datastream from 1975 until 1981 and prior to this served as Research Director at Hoare Govett Ltd from 1972 until 1975. Mr. Bateman served as Chairman of AUTIF from 1991 until 1993 and is currently a Director of the Investment Management Association. He was appointed to the Board of Directors of COLT on 27 September 1996.

Report of the Board of Directors

The Directors submit their report and the audited financial statements for the year ended 31 December 2001.

Principal Activities and Review of Business

The consolidated profit and loss account for the year is set out on page 42 and the financial review is set out on pages 20 to 27.

COLT is a leading provider of high bandwidth data, Internet and voice and advanced telecommunication services to business and governmental customers across Europe. COLT operates state-of-the-art fibre-optic networks in the major financial and business centres of Europe with each of its local city-networks and Internet Solution Centres inter-linked to form a single IP-based pan-European network. A review of the Company's activities is set out on pages 12 to 18.

Future Developments

The Company continues to expand and develop fibre-optic telecommunications networks in Europe as detailed in the Questions and Answers section on pages 8 and 9 and the Operations Review on pages 12 to 18.

Employees

The objective of the Company's relationship with its employees is to maximise every opportunity for employees to share in the Company's success, from owning shares to taking responsibility at the earliest opportunity. This objective is underpinned by an employment approach, which measures each individual by their personal contribution to the success of the Company. The culture of the Company is also one of equality of opportunity in both recruitment and promotion. The Company is committed to attracting and retaining the best people based upon ability and merit.

The Company is conscious of its obligations to disabled persons and makes every effort to ensure they receive equal opportunities and are not discriminated against on grounds of their disability. The Company operates internationally and its employment policies are designed to meet local requirements and conditions. It is Company policy to keep employees as fully informed as possible on matters which effect them through direct face to face briefings and other established procedures for communication.

Charitable and Political Contributions

The contributions made during 2001 for charitable purposes were £9,271. There were no political contributions made during the year.

Environment

The Company is committed to using working practices designed to protect and safeguard the environment when carrying out its network construction works. The Company accepts that it has a responsibility to ensure that work is carried out in a manner that will not cause damage to the environment and that the effects of construction on the environment are not lasting. All services are provided and delivered in a manner calculated to ensure that there is no inappropriate waste and with a heightened awareness of the environmental issues and the potential effects on the community generally. It is the responsibility of our employees to work in a manner that will not have a detrimental effect on the environment and to provide services of the highest quality that have a beneficial effect for our customers and the community in which we operate.

Creditor Payment Terms

COLT Telecom Group plc is a holding company and therefore has no trade creditors. It is the normal policy and practice of the Company's subsidiaries to agree to the terms of transactions, including payment terms with suppliers and, provided such suppliers perform in accordance with such terms, that payment is made accordingly. The average ratio, expressed in days, between the amounts invoiced to the Company's subsidiaries by its suppliers in the year ended 31 December 2001 and the amounts owed to its trade creditors at the end of the year was 41 days.

Share Capital

Changes to the share capital of the Company are set out elsewhere in the Annual Report. At the Annual General Meeting in May 2001 the shareholders authorised the Company to purchase its own shares up to a maximum number of 70 million and a resolution to extend this authority will be proposed at the forthcoming Annual General Meeting. No such shares were purchased by the Company during the year and no contract has been entered into in respect of any such purchase.

Shareholder	Number of Ordinary Shares
FMR Corp [1]	432,692,680
Fidelity Investors Limited Partnership [2]	313,846,907
CGNU plc [3]	93,101,097
Fidelity International Limited [4]	71,829,554

1. FMR Corp.'s holding (82 Devonshire Street, Boston, Massachusetts 02109 USA) is through (a) the holding of Colt, Inc. which is an indirect wholly owned subsidiary of FMR Corp., which is therefore also interested in the Company's Ordinary Shares, (b) 120,000,000 Ordinary Shares owned beneficially by The Colt Inc. 2002 Annuity Trust, 101,759,510 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Annuity Trust and 5,000,000 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Charitable Trust (together, the "COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp, (c) Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., which has sole voting power of 59,787,569 Ordinary Shares beneficially owned by three charitable foundations managed by Strategic Advisers, Inc.: Edward C. Johnson Fund (9,715,293 Ordinary Shares), Fidelity Foundation (9,810,218 Ordinary Shares); and Fidelity Non-Profit Management Foundation (40,262,058 Ordinary Shares), and (d) 2,265,200 Ordinary Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which Colt, Inc. is the joint trustee.
2. Fidelity Investors Limited Partnership (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership, the general partner of which (Fidelity Investors Management, LLC) is owned by, and the limited partners of which are, certain shareholders and employees of FMR Corp. By virtue of this relationship, FMR Corp. and Fidelity Investors Management, LLC are both interested in these shares.
3. CGNU plc (PO Box 89 Surrey Street, Norwich NR1 3DR UK) is a fund Manager whose interest is a non-beneficial interest held either directly, or through its subsidiary, Morley Fund Management Limited.
4. Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19), a Bermuda company, is related to FMR Corp. through certain common ownership.

Substantial Holdings

The directors are aware of the shareholders (see table below) who at 20 March 2002 have interests (within the meaning of Part VI of the Companies Act) which represent, or will represent, 3% or more of the issued ordinary share capital of the Company.

Relationship Agreement

In December 1996, the Company entered into a Relationship Agreement with FMR Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited and Fidelity International Limited (the "Contracting Parties"). In general, the Relationship Agreement will continue in effect while the Contracting Parties or their affiliates hold at least 30% of the share capital of the Company. The Relationship Agreement contains certain undertakings by the contracting parties, including undertakings relating to voting for directors, non-competition, arms length dealings and acquisition of additional ordinary shares of the Company.

Consulting

Both the Company and Fidelity Capital Associates Inc. ("FCA") (a wholly owned subsidiary of FMR Corp.) have entered into separate 10 year agreements with each other to provide to the other certain consultancy services. The consultancy services the Company has agreed to provide to FCA include, regulatory and economic advice, assistance in applying for licences and advice on FCA network construction (outside Europe). The Company is entitled to fees for services rendered at prevailing market rates for such services which will only be provided if not detrimental to the business or operations of the Company, as determined by the Company's independent directors. FCA's consultancy services to the Company include on an as and when needed basis, assistance in establishing and maintaining the Company's relationships with banks and other financial institutions, providing tax planning advice and financial and strategic planning. FCA is entitled to fees at the then prevailing market rates for such services. Both of the above agreements are terminable for material breach.

Insurance

The Company maintains comprehensive insurance policies, which the Company believes are adequate for the Company's purposes and the nature of the business and markets in which the Company operates. During the year the Company maintained liability insurance for its directors and officers.

Directors

The directors for the Company are listed on pages 28 and 29.

Directors' Interests in Shares of the Company

The interests of directors in the Company's ordinary shares (all of which are beneficial interests) at 1 January 2001 and 31 December 2001, or date of appointment if later, are shown below:

	1-Jan-01	31-Dec-01
Barry R. J. Bateman	--	--
Catherine Biner Bradley	34,172	86,095
Paul W. Chisholm	2,408,000	4,649,917
James C. Curvey	--	--
Robert Hawley (CBE)	6,919	28,759
Timothy T. Hilton	24,000	46,080
H. F. van den Hoven (KBE)	18,656	43,373
Lawrence M. Ingeneri[1]	52,352	100,512
Werner E. Klatten	1,405	2,697
Peter D. Manning	--	--

[1] At date of appointment. Mr. Ingeneri also holds 150 units of the $314 million aggregate principal amount at maturity senior discount notes issued in December 1996 and summarised on pages 56 and 61.

Between 31 December 2001 and 20 March 2002, there has been no change in the interests of the directors in the Company's shares or in the numbers of shares subject to option held by them, other than those relating to Mr. Manning, Mr. Klatten and Mr. Ingeneri summarised on page 39, Ms. Biner Bradley who increased her interest in the Company's shares by 10,000 on 25 February 2002 and Mr. Manning, who increased his interest in the Company's shares by 50,000 on 8 March 2002.

Auditors

A resolution to reappoint PricewaterhouseCoopers will be proposed at the next Annual General Meeting.

Annual General Meeting

An Annual General Meeting of the Company is to be held on 23 May 2002 at The Capital Club, London EC1, and separate notification of this meeting will be sent to shareholders.

By Order of the Board of Directors

Mark A. Jenkins
Secretary

Corporate Governance

Combined Code Statement

The directors recognise the importance of adopting good corporate governance practices in the best interests of shareholders as a whole. The principles of good governance set out in Section 1 of the Combined Code have been applied in the following way:

DIRECTORS

The Board, which meets not less than four times each year, is primarily responsible for Company strategy and approval of budgets, acquisition and divestment policy. Certain matters may be delegated from time to time to the Executive Committee.

The Board has established four committees as follows:

The **Audit Committee**: comprising exclusively the non-executive directors Messrs van den Hoven (Chairman), Bateman and Hawley and Ms. Biner Bradley. The Audit Committee examines the process of internal control and financial reporting, accounts and interim statements. It also reviews the independence, scope, quality and cost effectiveness of the external audit and provides a forum through which both internal and external auditors report to the Board. The Audit Committee meets not less than three times in each year and reports to the Board.

The **Nominating Committee**: comprising Messrs Bateman (Chairman), Curvey and Chisholm. The Nominating Committee nominates directors for appointment to stand for election to the Board.

The **Executive Committee**: comprising Messrs Curvey (Chairman), Chisholm, Hilton and Manning. The Executive Committee oversees the management of the business and affairs of the Company generally.

The **Compensation Committee**: comprising Messrs Chisholm (Chairman), Curvey and Ms. Biner Bradley. The Compensation Committee examines and makes recommendations with regard to the compensation of executive directors of the Company and is responsible for approving the grant of options and shares under the COLT Telecom Group Share Plan, the COLT Performance Share Plan and the COLT Deferred Bonus Plan. The scope of the Committee is set out on page 37.

Chairman and CEO

The Chairman's responsibility is to keep the strategic direction of the Group under review and to ensure that the Board as a whole functions effectively. The President and Chief Executive Officer's responsibility is the operation and development of the Group's business. The Senior Managing Directors and the Chief Financial Officer report to the President and Chief Executive Officer on a regular basis. The President and Chief Executive Officer chairs regular meetings of a senior management team comprising these personnel and also financial, legal, human resources and other senior executive officers of the Company. An Executive Management Committee chaired by the President and Chief Executive Officer and consisting with him, of the Chief Financial Officer also meets regularly to oversee the execution of the day-to-day business. Significant operational decisions are referred to the Executive Committee of the Board and, if appropriate, to the Board itself.

Board Balance

Since its original listing in 1996, the Company has operated a board structure comprised principally of non-executive directors with at most two executive directors. Currently, the only executive directors are the President and Chief Executive Officer and the Chief Financial Officer.

The Board considers that all of the non-executive directors should be regarded as independent of management. In particular, the Board believes that the non-executive directors (Messrs Curvey, Bateman and Hilton) who have connections with FMR Corp. and its related entities should be regarded as "independent" for this purpose. The Board regards this requirement for independence as intended to ensure that non-executive directors should be in a position to exercise their judgement in the interests of shareholders independently of those charged with executive responsibility for management of the Company. The connection of these non-executive directors with a major shareholder reinforces their ability to exercise such independent judgement.

Certain of the non-executive directors (Ms. Biner Bradley and Messrs van den Hoven and Hawley) have been granted options to subscribe for new ordinary shares of the Company. The terms of these options are summarised on page 39. Mr. Chisholm was granted options to subscribe for new ordinary shares of the Company in his capacity as President and Chief Executive Officer. He has retained those options on the same terms since he resigned from his executive position. The terms of these options are summarised on page 39. The Board believes that options are an appropriate means of compensating non-executive directors. In addition these non-executive directors receive half their remuneration in the form of ordinary shares. The Board believes that this approach to the remuneration of these non-executive directors does not compromise their independence from management but provides appropriate incentives for the directors concerned to focus on creation of value for shareholders.

The requirement for independence from management needs to be considered separately from the requirement for independence from the controlling Fidelity interests. The Financial Services Authority (FSA) Listing Rules require that the Board should also be able to operate independently from its controlling shareholder. This is a different test of independence and is satisfied because a majority of the directors (Ms. Biner Bradley and Messrs van den Hoven, Hawley, Chisholm, Manning and Ingeneri) are free from connections with that shareholder. The Relationship Agreement requires all agreements between the Company and FMR Corp. or related entities to be approved by a majority of the directors who are independent from FMR Corp. and its related entities.

Supply of information

In advance of Board meetings, each director receives a detailed briefing on the matters to be considered. All members of the Board are encouraged to supplement this information through direct contact with the Company's senior management.

Appointments to the Board

The Nominating Committee has adopted formal procedures to be followed for the appointment of new directors. The Chairman will propose candidates (although other directors may also do so). The Nominating Committee will meet to ensure the suitability of the candidate and will then put a formal proposal to the Board. Before the nomination is formally made each director will have an opportunity to meet the candidate.

Re-election

The Articles of Association required one-third of the Board to retire and submit themselves for re-election each year until the AGM in 2001. Consequently, all of the directors will retire and submit themselves for re-election at the AGM in 2002 and every year thereafter, apart from Ms. Biner Bradley who has decided not to. At the time of the AGM in 2002, no director will have held office for more than three years since their last re-election.

DIRECTORS' REMUNERATION

The Compensation Committee is responsible for ensuring that the remuneration packages of the executive directors are appropriate to attract, retain and motivate individuals of the calibre and quality required by the Company. The Compensation Committee Report on pages 37 to 40 contains a more detailed description of the Company's policy and procedures in relation to directors' and officers' remuneration.

The Board is aware of the Government's intention to introduce legislation to ensure that the corporate governance framework delivers proper transparency and accountability. In this regard, the Board recognises that proposed regulation will impose new requirements of disclosure to shareholders relating to directors remuneration, and that the Compensation Committee Report be put to the vote by shareholders. The Board will in its continuing desire to adopt appropriate governance practices in the best interests of the shareholders address the new requirements when they are finalised.

RELATIONS WITH SHAREHOLDERS

The Company has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and participation in conference calls relating to results announcements. Until relatively recently, the Company had not had significant numbers of private shareholders in the UK and accordingly the Board had not regarded the AGM as providing a meaningful medium for communicating with shareholders. However, as in more recent years it is intended, at the AGM to be held on 23 May 2002, that time for a short question and answer session on the Company's business and trading position be made available.

ACCOUNTABILITY AND AUDIT

Going Concern

The directors, after making appropriate enquiries, have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Internal Control

The Company, as required by the FSA, has complied with the Combined Code provisions of internal control having established the procedures necessary to implement the Turnbull Committee guidance on internal control issued in September 1999. The Company's system for Internal Control is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This system has been in place during 2001 and up to the date of approval of the Annual Report and Accounts. Such system is designed to manage, rather than eliminate risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The directors are responsible for the Company's system of internal controls and for reviewing its effectiveness while the role of management is to implement Board policies on risk and control. The Audit Committee, in addition to its review of the scope and results of the audit and the activities of the external and internal auditors, has as part of its terms of reference, the responsibility for overseeing internal controls including operational and financial controls, business ethics, risk management and compliance.

During the year the Audit Committee of the Board reviews the effectiveness of the internal controls and risk management process and significant risk issues are referred to the Board for consideration. The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board. The Group's management operates an Internal Control and Risk Management Committee, comprising senior representatives of the Company's core functions, together with the Risk Manager, which identifies the key risks facing the Group and reports to the Audit Committee on how the risks are being managed. This is based on each department and the larger Group companies identifying to the Group's Internal Control and Risk Management Committee their key risks which form the basis of a composite risk register which identifies the risks on a specific basis, the impact if they do occur and the actions taken to manage those risks most appropriately. The risk register is then reviewed by the Audit Committee and then the whole process is reviewed by the Board before the production of the Statement in the Annual Report and Accounts.

The Company operates a management structure with clear delegated authority levels and clear functional reporting lines and accountability. The Company operates a comprehensive budgeting and financial reporting system, which compares actual performance to budget on a monthly basis. All capital expenditure and major purchases are subject to appropriate authorisation procedures. This together with the internal controls and risk management process allows management to monitor financial, operational performance and compliance controls on a continuing basis and to identify and respond to business risks as they arise. The effectiveness of the internal controls in place in the business within each country of operation and within the Company has been reviewed by the directors for the year ended 31 December 2001.

Internal Audit

The Company has established an internal audit function, the responsibility of which is to examine objectively, evaluate and report on the adequacy, effectiveness and efficiency of the Company's internal controls and review business processes and IT developments from an early stage. The internal audit function forms an important part of the risk management process and reports regularly to the Audit Committee.

Directors' responsibilities for the financial statements

Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company, including its subsidiary companies as at the end of the financial year and of the profit or loss of the Company for that relevant period. In preparing those financial statements, the directors are required to select suitable accounting policies and apply them consistently, supported by judgements and estimates that are reasonable and prudent and to state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Financial Statements are also published on the Company web-site. The maintenance and integrity of the web-site are the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors are also responsible for keeping proper accounting records, which disclose with reasonable accuracy, the financial position of the Company and they are also responsible for safeguarding the assets of the Company and to prevent and detect fraud and other irregularities.

COMPLIANCE WITH THE COMBINED CODE

During the year ended 31 December 2001, the Company complied with the requirements of the Combined Code other than as follows:

- The Board does not include a balance between executive and non-executive directors, for the reasons given above.

- There is no "recognised senior member" of the Board other than the Chairman. The directors have considered whether it would be useful to identify such a person and have concluded that it would not.

- The non-executive directors are not appointed for specified terms. The Board will review on a regular basis (and not less than every three years) whether a non-executive director should continue in office. The Board does not believe that there would be any benefit in formalising this process as a "term" of office, particularly as each non-executive director's appointment may be terminated by the Company at any time.

This statement of compliance is presented on the basis that the approach to "independence" of directors is accepted, for the reasons given above.

The Compensation Committee, which operates under written terms of reference agreed by the Board, is responsible for determining the overall remuneration package of executive directors and executive officers of the Company. The Committee's scope is to consider appropriate remuneration packages to attract, retain and motivate directors and senior executive officers of the calibre and quality required by the Company. In doing this, the Committee also has regard to remuneration statistics for the telecommunications industry sector in which the Company operates.

The Company applied the principles in Section 1 of, and has complied with, the Combined Code.

Executive Directors

Compensation for senior executive officers comprises base salary, performance-based bonus, pension contributions, benefits and participation in the Company's share and share option plans. In future, base salary will not normally be reviewed annually but senior executive officers' bonuses (to the extent that they are paid) will account for a considerable amount of total compensation, reflecting their performance and the contribution they make to the Company's success. Pension contributions are determined based on employee age and years of service and benefits include, as appropriate, car allowances, housing benefits, private health insurance and other similar benefits.

Non-Executive Directors

Decisions relating to the compensation of non-executive directors are taken by the full Board of Directors.

Share Options

The information on the following pages summarises the directors' options under the Company's Share Option Plan. Messrs. Curvey, Hilton and Bateman have no options under the plan. Ms. Biner Bradley and Mr. van den Hoven have options under their non-executive director service agreements and not under the Company's Share Option Plan. Messrs. Hawley, Chisholm, Manning and Ingeneri have options under the Company's Share Option Plan.

Share Option Plan

The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not approved. Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may not in certain circumstances become exercisable until the fifth anniversary. Option Plan awards are based on an employee's level of responsibility, performance and term of service. Options will be granted at an option price, which is not less than the market value of the ordinary shares on the date of grant.

Long Term Incentive Plan

COLT Inc. established the COLT Holding Company Incentive Shares Plan (the "Incentive Plan"), effective 1 December 1995, and amended the Incentive Plan on 15 November 1996, 1 October 1998 and 15 March 1999. The Incentive Plan was not assumed by the Company. The Incentive Plan provided for the issuance to key employees of COLT Inc. and its subsidiaries of incentive deferred compensation in the form of interests in the appreciation in the value of the Company over a specified amount.

Savings - Related Share Option Scheme

In 1997, the Company instituted a savings-related share option scheme whereby employees are able to direct a portion of their base salary (up to £250 per month) over a three-year period toward the purchase of Company shares at a price established at the beginning of the three-year period. The price established at the beginning of the three-year period is at the discretion of the Board of Directors and can be up to a 20% discount to the then public market price of the Company's ordinary shares on the London Stock Exchange. In December 1997, Mr Chisholm was granted 8,192 options under the scheme at an exercise price of

£1.19. These options were exercised on 1 March 2001. In December 2000 Messrs. Manning and Ingeneri were granted 822 options each under the scheme at an exercise price of £11.784. Subsequently, having ceased contributing to that scheme the options lapsed. In December 2001 Messrs. Manning and Ingeneri were each granted 4,703 options under the scheme at an exercise price of £1.615. These options are exercisable from 1 March 2005 and lapse six months thereafter. At 31 December 2001, none of these options had been exercised and none other than as detailed above had lapsed. No further grants have been made under the scheme to any director.

Performance Share Plan

It is intended that awards under the Performance Share Plan that was established in 2000 will normally be made to Executive Directors and other key executives within the Group. Awards under the Performance Share Plan will be granted according to an objective performance target set by the Compensation Committee. Grants of awards under the Performance Share Plan, will only vest if the long term Company performance criteria set at the time of grant are achieved. Awards will normally only vest if those criteria are achieved over a performance period set by the Compensation Committee. It is anticipated that this period will normally be five years. In normal circumstances it is intended to limit the maximum annual award to shares with a value equal to approximately 100% of the participant's basic salary, but the actual amount will depend upon their seniority. Participants in the Performance Share Plan will continue to be entitled to receive grants of options under the COLT Telecom Group Share Plan. No awards have been made under the plan to any director or employee other than an award of 20,194 shares made to Mr. Manning in February 2001 which will vest on the fifth anniversary of the award.

Deferred Bonus Plan

Under this Plan established in 2000, selected senior employees will be entitled to receive an award of shares representing a proportion (initially 50%) of the amount of their annual cash bonus. No awards have been made under this part of the plan to any director.

Participants may also be invited to defer all or a proportion of the annual cash bonuses which they would otherwise have expected to receive. Individuals who do so will be entitled to receive an additional matching award in the form of an option to acquire additional shares with a market value equal to twice the amount of the deferred bonus. Receipt of the matching award shares may be subject to the achievement of performance targets. Awards will vest after a period set by the Compensation Committee.

An award of an option to purchase shares at an exercise price of £13.370 was made in February 2001, which will vest to the extent of 60% on the third anniversary of grant and 20% on each of the two subsequent anniversaries and as they are granted under the rules of the Option Plan the numbers are included in the tables on pages 39 and 57.

Performance Share Plan

			Number of Ordinary Shares			
Date of grant	Date of vesting	Date of expiration	Granted	Sold	Lapsed	Outstanding
Feb-01	Feb-06	Feb-11	20,194	--	--	20,194

Directors' share options [1,2]

	Number of share options								
	01-Jan-01	*Granted*	*Exercised*	*31-Dec-01*	*Date of Exercise*	*Market value*	*Option Exercise Price per share* [6]	*Usual date from which exercisable*	*Usual expiry date*
Catherine Biner Bradley	48,000			48,000			[7]	17 Dec 96 to 17 Dec 00	17 Dec 06
	48,000			48,000					
Paul W. Chisholm [3]	5,400,000		200,000		07 March	13.120	0.6875	17 Dec 97 to 17 Dec 01	17 Dec 06
			100,000	5,100,000	05 June	7.140			
	400,000			400,000			1.7000	15 Dec 98 to 15 Dec 02	15 Dec 07
	5,800,000		300,000	5,500,000					
Robert Hawley (CBE)	68,060			68,060			7.4940	25 Nov 99 to 25 Nov 03	25 Nov 08
	68,060			68,060					
H. F. van den Hoven (KBE)	48,000			48,000			[7]	17 Dec 96 to 17 Dec 00	17 Dec 06
	48,000			48,000					
Lawrence M. Ingeneri [4]	2,050,000			2,050,000			0.6875	17 Dec 97 to 17 Dec 01	17 Dec 06
	400,000			400,000			1.7000	15 Dec 98 to 15 Dec 02	15 Dec 07
		120,926		120,926			13.370	27 Feb 02 to 27 Feb 06	27 Feb 11
	2,450,000	120,926		2,570,926					
Werner E. Klatten [5]	85,000			85,000			12.7440	14 Aug 00 to 14 Aug 04	14 Aug 09
	85,000			85,000					
Peter D. Manning [4]	850,000			850,000			10.9340	04 April 00 to 04 April 04	04 Apr 09
		166,492		166,492			13.370	27 Feb 02 to 27 Feb 06	27 Feb 11
		400,000		400,000			20.055	27 Feb 02 to 27 Feb 06	27 Feb 11
		750,000		750,000			26.740	27 Feb 02 to 27 Feb 06	27 Feb 11
	850,000	1,316,492		2,166,492					

1. The closing mid-point price of the Company's ordinary shares on 31 December 2001 was £1.14 per share and the range during the year was £19.21 to £0.62 per share.
2. Under the Company's Share Option Plan, usually, 20% of the shares under option become exercisable on each of the five anniversaries following the date of option grant. In certain specified circumstances, including the death of the option holder, options may become exercisable earlier.
3. Highest paid Director.
4. Mr. Manning was appointed a director on 11 January 2001 and Mr. Ingeneri was appointed a director on 19 June 2001. Of the Options over Shares granted to Messrs. Manning and Ingeneri at the exercise price of £13.370, 16,492 and 20,926 respectively, 60% will vest and become exercisable on 27 February 2004 and a further 20% on each of 27 February 2005 and 2006. A further grant of 1,000,000 options over shares was awarded to Mr. Manning and 300,000 options over shares was awarded to Mr. Ingeneri under the Company's Share Option Plan on 26 February 2002, and 20%, respectively, of the shares under option vest and become exercisable on 26 February 2003, and a further 20%, respectively, will become exercisable on each of the four subsequent anniversaries of that date. All options over such shares have an exercise price of £0.4125.
5. Mr. Klatten resigned as a director on 15 January 2002 therefore all of his options have subsequently lapsed.
6. Gains on the exercise of options would be calculated using the differences between the Exercise Price and the closing mid-point price per share on the date of exercise. Where the individual has retained shares rather than sold, the gain is the notional gain at the date of exercise. Where shares have been sold they may not have been sold at the Market Value.
7. Each of Mr. van den Hoven and Ms. Biner Bradley have been granted options to subscribe for 80,000 ordinary shares, 16,000 of which vested and became exercisable upon the closing of the Company's initial public offering on 17 December 1996 and additional amounts of 16,000 each, vested, and became exercisable on 17 December 1997, 1998,1999 and 2000. The exercise price for the initial 16,000 options is £0.6875 per share and the price for the second, third, fourth and fifth 16,000 options is £1.659 per share, £8.50 per share £29.00 per share and £14.86 per share respectively. Both Mr. van den Hoven and Ms. Biner Bradley have previously exercised those options over shares that vested in December 1996 and December 1997.

Directors' Remuneration[1]
(£'000)

	Salaries/Fees[6]		*Bonus[7]*		*Benefits[8]*		*Pension*		*Total*	
	2000	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*
Barry R. J. Bateman	--	--	--	--	--	--	--	--	--	--
Catherine Biner Bradley	30.0	30.0	--	--	--	--	--	--	30.0	30.0
Paul W. Chisholm[2,3]	284.0	141.3	215.1	--	82.2	11.8	36.7	9.5	617.9	162.6
James C. Curvey	--	--	--	--	--	--	--	--	--	--
Robert Hawley (CBE)	30.0	30.0	--	--	--	--	--	--	30.0	30.0
H. F. van den Hoven (KBE)	30.0	30.0	--	--	--	--	--	--	30.0	30.0
Timothy T. Hilton	--	--	--	--	--	--	--	--	--	--
Lawrence M. Ingeneri[4]	--	120.3	--	96.4	--	19.3	--	14.4	--	250.4
Werner E. Klatten[5]	30.0	30.0	--	--	--	--	--	--	30.0	30.0
Peter D. Manning[4]	--	268.7	--	223.8	--	0.9	--	41.4	--	534.8

1. Messrs. Curvey, Hilton and Bateman are employees of FMR Corp. FMR Corp. and Fidelity International Limited, respectively, and as such receive no payment from the Company for the services they provide to the Company or for serving on the Board of Directors of the Company and receive no remuneration from FMR Corp. or Fidelity International Limited specifically attributable to their duties for the Company.
2. As of 27 September 1996, COLT Inc. sold 4,000,000 ordinary shares it owned in the Company to Mr. Chisholm for a consideration of $1,037,500 (£662,812). Relating to this transaction COLT Inc. made cash payments to Mr. Chisholm totalling £278,000 in 2000 and none in 2001.
3. The highest paid director's emoluments including gains on share options exercised was £3.4m (2000: £6.7m), Mr. Chisholm was the highest paid director in 2000.
4. Remuneration is for the period of directorship. Messrs. Manning and Ingeneri were appointed as directors on 11 January 2001 and 19 June 2001 respectively.
5. Mr. Klatten resigned as a director on 15 January 2002.
6. This figure includes basic salary and other fees.
7. In respect of Mr. Ingeneri this figure also includes long term incentive payment of £19,400.
8. This figure includes as appropriate, car allowances, housing benefits, private health insurance and other similar benefits.

DIRECTORS' SERVICE AGREEMENTS

Messrs. van den Hoven, Hilton, Chisholm, Hawley and Ms. Biner Bradley have service contracts with the Company within which there is no minimum term and no express right to compensation for the termination of such agreement(s). Messrs. Bateman and Curvey have no specific service contracts in respect of their office of directors of the Board. No director of the Company has a notice period of greater than one year.

Mr. Manning was appointed as a director on 11 January 2001. He has an annual salary of £300,000 and a bonus potential of 200% of salary based on performance. Mr. Manning has an employment relationship with the Company under which, if such arrangement is terminated by the Company (other than for cause), or there is a change in control, merger, consolidation or sale of assets following which Mr. Manning is not offered a suitable new position, the Company will make a severance payment in equal installments over an 18 month period equal to an aggregate of £450,000 plus a sum equivalent to 100% of the payment received under the Management Bonus plan in the previous year.

Mr. Ingeneri was appointed as a director on 19 June 2001. He has an annual salary of $290,000 and a bonus potential of 115.5% of salary based on performance.
Mr. Ingeneri has an employment relationship with the Company under which, if such arrangement is terminated by the Company (other than for cause), or there is a change in control, merger, consolidation or sale of assets following which Mr. Ingeneri is not offered a suitable new position, the Company will make a severance payment in equal installments over a 12 month period equal to an aggregate of $290,000.

Retirement of Directors

The entire Board of Directors shall retire in accordance with the Articles of Association as directors of the Company at the next Annual General Meeting, and will, being eligible, offer themselves for re-election, apart from Ms. Biner Bradley, who has decided not to. Mr. Ingeneri having been appointed since the last Annual General Meeting will retire and offer himself for reappointment at the next Annual General Meeting.

Paul W. Chisholm
Chairman of the Compensation Committee

We have audited the financial statements on pages 42 to 77.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 36.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the Corporate Governance statement on page 36 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
21 February 2002

Group Profit and Loss Account

	Notes	1999 £'000	2000 £'000	2001 Before Exceptional Items £'000	2001 Exceptional Items £'000	2001 After Exceptional Items £'000	2001 After Exceptional Items $'000
		Year ended 31 December					
Turnover	2						
Switched		274,321	405,269	532,647	--	532,647	774,628
Non-switched		124,587	232,857	366,705	--	366,705	533,299
Other		2,644	48,851	6,335	--	6,335	9,213
		401,552	686,977	905,687	--	905,687	1,317,140
Cost of sales							
Interconnect and network		(273,166)	(478,215)	(642,524)	(62,382)	(704,906)	(1,025,145)
Network depreciation		(50,439)	(88,689)	(163,393)	(73,371)	(236,764)	(344,326)
		(323,605)	(566,904)	(805,917)	(135,753)	(941,670)	(1,369,471)
Gross profit (loss)		77,947	120,073	99,770	(135,753)	(35,983)	(52,331)
Operating expenses							
Selling, general and administrative		(129,072)	(181,674)	(237,111)	(27,870)	(264,981)	(385,362)
Other depreciation and amortisation		(14,196)	(23,312)	(47,012)	(11,955)	(58,967)	(85,755)
		(143,268)	(204,986)	(284,123)	(39,825)	(323,948)	(471,117)
Operating loss		(65,321)	(84,913)	(184,353)	(175,578)	(359,931)	(523,448)
Other income (expense)							
Interest receivable		32,649	80,500	60,727	--	60,727	88,315
Gain on purchase of debt		--	--	--	58,774	58,774	85,475
Amounts written off investment in own shares	14	--	--	--	(2,757)	(2,757)	(4,009)
Interest payable and similar charges	6	(66,055)	(104,794)	(111,952)	--	(111,952)	(162,812)
Exchange gain (loss)		(2,534)	(7,653)	(5,230)	--	(5,230)	(7,606)
		(35,940)	(31,947)	(56,455)	56,017	(438)	(637)
Loss on ordinary activities before taxation	3	(101,261)	(116,860)	(240,808)	(119,561)	(360,369)	(524,085)
Taxation	8	--	--	--	--	--	--
Loss for period		(101,261)	(116,860)	(240,808)	(119,561)	(360,369)	(524,085)
Basic and diluted loss per share	9	£(0.16)	£(0.17)	£(0.32)	£(0.16)	£(0.48)	$(0.70)

All of the Group's activities are continuing. There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

Details on exceptional items are provided in note 7, there were no exceptional items in 1999 or 2000.

The accompanying notes are an integral part of the financial statements

	Notes	2000 £'000	2001 £'000	2001 $'000
		At 31 December		
Fixed assets				
Intangible fixed assets	10	14,391	22,417	32,601
Tangible fixed assets	11	1,309,525	1,793,077	2,607,672
Investment in own shares	14	4,492	615	894
Total fixed assets		1,328,408	1,816,109	2,641,167
Current assets				
Inventory for future sale	12	31,874	--	--
Trade debtors	13	217,444	195,270	283,981
Prepaid expenses and other debtors	13	119,871	111,936	162,789
Investments in liquid resources	19	1,611,030	1,259,080	1,831,080
Cash at bank and in hand	19	43,561	45,397	66,021
Total current assets		2,023,780	1,611,683	2,343,871
Total assets		3,352,188	3,427,792	4,985,038
Capital and reserves	14			
Called up share capital		17,524	37,681	54,799
Share premium		1,833,320	2,314,229	3,365,583
Merger reserve		14,845	27,170	39,513
Shares to be issued		4,286	721	1,049
Profit and loss account		(368,118)	(755,442)	(1,098,639)
Equity shareholders' funds		1,501,857	1,624,359	2,362,305
Creditors				
Amounts falling due within one year	15	424,024	424,002	616,626
Amounts falling due after more than one year	16			
Convertible debt		757,737	657,417	956,082
Non-convertible debt		668,570	660,608	960,722
Total amounts falling due after more than one year		1,426,307	1,318,025	1,916,804
Total creditors		1,850,331	1,742,027	2,533,430
Provisions for liabilities and charges	17	--	61,406	89,303
Total liabilities, capital and reserves		3,352,188	3,427,792	4,985,038

Approved by the Board of Directors on 21 February 2002 and signed on its behalf by:

James C. Curvey, Chairman of the Board of Directors
Peter D. Manning, President, Chief Executive Officer and Director

The accompanying notes are an integral part of the financial statements

Group Cash Flow Statement

	Notes	Year ended 31 December 1999 £'000	2000 £'000	2001 £'000	2001 $'000
Net cash inflow (outflow) from operating activities	18	(33,418)	(37,202)	39,682	57,709
Returns on investments and servicing of finance					
Interest received		24,769	67,598	81,020	117,827
Interest paid, finance costs and similar charges	19	(49,204)	(55,211)	(54,671)	(79,508)
Net cash inflow (outflow) from returns on investments and servicing of finance		(24,435)	12,387	26,349	38,319
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(373,760)	(638,906)	(804,251)	(1,169,622)
Net cash outflow from capital expenditure and financial investment		(373,760)	(638,906)	(804,251)	(1,169,622)
Acquisitions and disposals	20				
Purchase of subsidiary undertakings		--	--	(2,676)	(3,892)
Net bank borrowings acquired		--	--	(232)	(337)
Net cash outflow from acquisitions and disposals		--	--	(2,908)	(4,229)
Management of liquid resources	19	(883,356)	(67,248)	330,164	480,158
Financing	19				
Issue of ordinary shares		705,262	494,722	498,885	725,528
Issue (purchase) of convertible debt		429,983	245,696	(59,946)	(87,179)
Issue (purchase) of non-convertible debt		200,338	--	(24,705)	(35,928)
Net cash inflow from financing		1,335,583	740,418	414,234	602,421
Increase in cash	19	20,614	9,449	3,270	4,756

The accompanying notes are an integral part of the financial statements

Group Statement of Total Recognised Gains and Losses

	Year ended 31 December			
	1999	2000	2001	2001
	£'000	£'000	£'000	$'000
Loss for period	(101,261)	(116,860)	(360,369)	(524,085)
Exchange differences	(41,863)	27,659	(23,590)	(34,307)
Total recognised losses	(143,124)	(89,201)	(383,959)	(558,392)

Group Reconciliation of Changes in Equity Shareholders' Funds

	Year ended 31 December			
	1999	2000	2001	2001
	£'000	£'000	£'000	$'000
Loss for period	(101,261)	(116,860)	(360,369)	(524,085)
Goodwill arising on acquisition (see note 14)	635	719	--	--
Issue of share capital	707,029	500,959	510,064	741,786
Conversion of notes	41,201	94,786	--	--
Shares to be issued	7,433	(7,032)	(3,565)	(5,185)
Charges related to the Free Share Scheme (see note 14)	633	751	(38)	(55)
Exchange differences	(41,863)	27,659	(23,590)	(34,307)
Net changes in equity shareholders' funds	613,807	500,982	122,502	178,154
Opening equity shareholders' funds	387,068	1,000,875	1,501,857	2,184,151
Closing equity shareholders' funds	1,000,875	1,501,857	1,624,359	2,362,305

The accompanying notes are an integral part of the financial statements

COLT Telecom Group plc ("COLT" or the "Company") together with its subsidiaries is referred to as the "Group". The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 31 December 2001.

Accounting policies

The principal accounting policies, which have been applied consistently for all years, are set out below. The Group adopted Financial Reporting Standard 18 "Accounting Policies" during the year.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the directors have adapted the prescribed profit and loss format in a manner appropriate to the nature of the Group's business.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2001 and for the year then ended at the rate of $1.4543 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

Basis of accounting

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom, under the historical cost convention.

Turnover

Turnover represents amounts earned for services provided to customers (net of value added tax). Contracted income invoiced in advance for fixed periods is taken to income in the month of actual service provision. Installation revenue is recognised in the month in which the installation takes place.

Turnover attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements are recognised at the time of delivery and acceptance by the customer.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Goodwill

Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the year in which it arises and is amortised through the profit and loss account on a straight line basis over its useful economic life.

Goodwill arising on the acquisitions of ImagiNet and Fitec is being amortised over 10 years (see note 10).

Goodwill arising on all acquisitions prior to 1 January 1998 remains written off against reserves. This goodwill has been written off as a matter of accounting policy and would be taken to the profit and loss account on disposal of the relevant business.

Tangible fixed assets

Tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour, directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values of tangible fixed assets, on a straight-line basis over their expected economic lives as follows:

Network infrastructure and equipment	5%-20% per annum
Office computers, equipment, fixtures and fittings and vehicles	10%-33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational. No depreciation is provided for payments on account and assets under construction.

Long lived assets

Long lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Inventory for future sale

Inventory for future sale, represents ducts within the Group's multi-duct inter-city network intended to be sold, and is stated at the lower of cost or net realisable value. Cost includes an appropriate proportion of direct overheads.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Provision is made for deferred taxation, using the liability method, on all material timing differences to the extent that it is probable that a liability or asset will materialise.

Pension scheme

The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the schemes.

Foreign currencies and derivative financial instruments

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the retranslation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

Translation differences on intra-group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

Forward exchange contracts are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to the Group's operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. No other derivative instruments are used by the Group.

All other exchange differences are taken to the profit and loss account.

Liquid resources

Liquid resources include surplus cash invested in marketable government securities or placed on short term deposit.

2. Segmental Information

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications, and in geographical areas as shown below. Telecommunications services are provided in a number of European cities, each controlled and managed by local management teams. Local management teams are managed on a country or regional basis.

As services between cities and countries increase as a proportion of total telecommunications services, the Company may implement additional or revised management structures.

In the tables below, South Region comprises Italy, Portugal, Spain and Switzerland while North Region covers Austria, Belgium, Denmark, The Netherlands and Sweden.

Products and services within each reportable segment

Turnover is attributed to a single business segment and, within geographical areas, is classified as Switched, Non-switched and Other as shown below.

Turnover by destination is not materially different from turnover by origin.

Measurement of segment performance

Accounting policies adopted by each segment and for each geographical area are described in note 1. Management evaluates performance based upon profit or loss on ordinary activities before taxation.

Segmental analysis for the year ended 31 December 2001:

	United Kingdom and Ireland	Germany	France	South Region	North Region	Corporate and eliminations	Total	
Turnover	£'000	£'000	£'000	£'000	£'000	£'000	£'000	$'000
Switched	167,685	201,455	74,804	95,314	71,807	(78,418)	532,647	774,628
Non-switched	102,735	116,511	64,776	63,412	35,095	(15,824)	366,705	533,299
Other (i)	--	5,143	--	1,173	159	(140)	6,335	9,213
Inter region revenue	(13,580)	(18,790)	(4,541)	(18,856)	(38,615)	94,382	--	--
	256,840	304,319	135,039	141,043	68,446	--	905,687	1,317,140
Depreciation and amortisation (including impairment provisions)	(66,279)	(74,650)	(30,059)	(41,160)	(56,449)	(27,134)	(295,731)	(430,081)
Interest (payable) receivable	(1,064)	(40,502)	(19,597)	(22,069)	(24,458)	56,465	(51,225)	(74,497)
Profit (loss) on ordinary activities before taxation and exceptional items (i) (ii)	(15,088)	(66,892)	(47,501)	(46,574)	(67,889)	3,136	(240,808)	(350,207)
Profit (loss) on ordinary activities before taxation and after exceptional items (i) (ii)	(34,857)	(141,331)	(48,435)	(70,319)	(120,870)	55,443	(360,369)	(524,085)
Expenditure on fixed assets	170,617	168,087	150,351	167,749	121,929	30,532	809,265	1,176,914
Tangible fixed assets	396,312	529,323	300,734	296,331	248,270	22,107	1,793,077	2,607,672
Total assets	464,842	650,221	383,041	364,359	277,694	1,287,635	3,427,792	4,985,038
Net operating assets (iii)	365,945	519,139	318,254	273,713	187,354	18,899	1,683,304	2,448,029

(i) Germany "Other" turnover includes infrastructure sales of £3,829,000 which had associated cost of sales of £2,415,000.

(ii) Results for the United Kingdom and Ireland include a charge of £2,195,000 under the Company's Share Symmetry Scheme and results for the South Region include a charge of £1,132,840 under the same scheme. These charges are eliminated on consolidation.
The business in Ireland recorded a loss on ordinary activities before taxation of £5,748,000 on turnover of £832,000 and had net operating assets at 31 December 2001 of £22,234,000.

(iii) Net operating assets excludes investments in liquid resources and creditors falling due after more than one year.

Segmental analysis for the year ended 31 December 2000:

	United Kingdom and Ireland	Germany	France	South Region	North Region	Corporate and eliminations	Total	
Turnover	£'000	£'000	£'000	£'000	£'000	£'000	£'000	$'000
Switched	160,343	139,307	57,610	66,852	38,530	(57,373)	405,269	589,383
Non-switched	74,608	79,683	36,423	25,245	25,091	(8,193)	232,857	338,644
Other (i)	--	47,579	--	858	480	(66)	48,851	71,044
Inter region revenue	(7,902)	(19,515)	(5,076)	(12,487)	(20,652)	65,632	--	--
	227,049	247,054	88,957	80,468	43,449	--	686,977	999,071
Depreciation and amortisation	(36,771)	(35,248)	(16,369)	(10,336)	(11,709)	(1,568)	(112,001)	(162,883)
Interest (payable) receivable	567	(29,118)	(12,525)	(9,927)	(14,279)	40,988	(24,294)	(35,331)
Profit (loss) on ordinary activities before taxation (i) (ii)	(41,731)	(38,882)	(31,551)	(24,121)	(34,885)	54,310	(116,860)	(169,949)
Expenditure on fixed assets	133,415	241,128	110,754	115,820	91,744	10,179	703,040	1,022,431
Tangible fixed assets	294,338	456,537	188,134	173,992	175,885	20,639	1,309,525	1,904,442
Total assets	352,251	645,263	270,800	219,094	203,078	1,661,702	3,352,188	4,875,087
Net operating assets (iii)	267,166	501,512	201,269	174,529	157,742	14,916	1,317,134	1,915,508

(i) Germany "Other" turnover includes infrastructure sales of £46,212,000 which had associated cost of sales of £27,222,000.

(ii) Results for the United Kingdom and Ireland include a payment of £40,870,000 made to the COLT Qualifying Share Ownership Trust ("QUEST", see note 14) and a gain of £5,864,000 resulting from the transfer of investments in subsidiaries to a holding company within the Group. This gain is eliminated upon consolidation.

(iii) Net operating assets excludes investments in liquid resources and creditors falling due after more than one year.

Segmental analysis for the year ended 31 December 1999:

	United Kingdom	Germany	France	South Region	North Region	Corporate and eliminations	Total	
Turnover	£'000	£'000	£'000	£'000	£'000	£'000	£'000	$'000
Switched	138,333	99,382	33,791	33,346	7,751	(38,282)	274,321	398,945
Non-switched	50,996	41,085	17,341	7,147	10,955	(2,937)	124,587	181,187
Other	20	1,557	10	471	602	(16)	2,644	3,845
Inter region revenue	(6,789)	(16,590)	(4,302)	(9,315)	(4,239)	41,235	--	--
	182,560	125,434	46,840	31,649	15,069	--	401,552	583,977
Depreciation and amortisation	(23,872)	(21,740)	(8,021)	(4,294)	(6,315)	(393)	(64,635)	(93,999)
Interest (payable) receivable	(12,419)	(14,705)	(5,447)	(3,742)	(8,833)	11,740	(33,406)	(48,582)
Profit (loss) on ordinary activities before taxation	(15,625)	(31,688)	(17,202)	(14,066)	(27,035)	4,355	(101,261)	(147,264)
Expenditure on fixed assets	96,928	171,505	72,825	47,171	43,983	6,136	438,548	637,780
Tangible fixed assets	197,623	246,264	87,650	65,290	93,711	11,092	701,630	1,020,381
Total assets	249,414	324,291	132,019	83,827	106,446	1,546,184	2,442,181	3,551,664
Net operating assets (i)	185,366	237,852	108,283	62,440	90,292	2,111	686,344	998,150

(i) Net operating assets excludes investments in liquid resources and creditors falling due after more than one year.

3. Loss on Ordinary Activities Before Taxation

Loss on ordinary activities before taxation is stated after charging:

	Year ended 31 December			
	1999	**2000**	**2001**	**2001**
	£'000	**£'000**	**£'000**	**$'000**
Employee costs	79,551	112,780	177,250	257,775
Depreciation of tangible fixed assets	62,878	109,702	293,156	426,336
Amortisation of goodwill	1,757	2,299	2,575	3,745
Operating lease rentals—property	10,916	17,392	32,845	47,766
—other	23,259	35,996	42,593	61,943
Remuneration of auditors				
Audit services (Company £85,000 (2000:£85,000, 1999:£80,000))	579	580	662	963
Taxation services	246	229	311	452
Other services	--	--	7	10

In addition to the above, the auditors received £145,000 (2000:£60,000, 1999:£200,000) for services in connection with the equity and debt offerings described in notes 14 and 16. These costs have been deducted from the proceeds of the offerings.

Earnings before interest, taxes, depreciation, exchange differences and amortisation ("EBITDA")

	Year ended 31 December			
	1999	**2000**	**2001**	**2001**
	£'000	**£'000**	**£'000**	**$'000**
Loss for period before exceptional items	(101,261)	(116,860)	(240,808)	(524,085)
Plus:				
Network depreciation	50,439	88,689	163,393	344,326
Other depreciation and amortisation	14,196	23,312	47,012	85,755
Interest payable and similar charges	66,055	104,794	111,952	162,812
Exchange (gain) loss	2,534	7,653	5,230	7,606
Less:				
Interest receivable	(32,649)	(80,500)	(60,727)	(88,315)
EBITDA before exceptional items	(686)	27,088	26,052	(11,901)
Exceptional items (excluding depreciation)	--	--	(34,235)	(85,475)
EBITDA after exceptional items	(686)	27,088	(8,183)	(97,376)

In 2001, EBITDA resulting from infrastructure sales was £1,414,000 (2000:£18,990,000, 1999:nil)

4. Directors' Emoluments

Aggregate emoluments for directors of COLT for their period of directorship:

	Year ended 31 December		
	2000	**2001**	**2001**
	£'000	**£'000**	**$'000**
Salaries and fees	619	971	1,412
Other benefits	82	32	47
Aggregate emoluments	701	1,003	1,459
Pension contributions	37	65	94
	738	1,068	1,553
Gain on exercise of options	7,240	3,220	4,683

See pages 37 to 40 for additional disclosures.

5. Employee Information

The average monthly number of persons employed by the Group during the period was:

	Year ended 31 December		
	1999	**2000**	**2001**
By category:			
Engineering and operations	1,083	1,840	2,669
Sales and marketing	414	791	1,139
Administration	424	650	1,081
	1,921	3,281	4,889

	Year ended 31 December			
	1999 £'000	**2000 £'000**	**2001 £'000**	**2001 $'000**
Employee costs (for the above persons):				
Wages and salaries	82,223	126,929	193,947	282,057
Social security costs	17,833	22,364	35,028	50,941
Other pension costs	3,204	6,986	8,510	12,376
	103,260	156,279	237,485	345,374
Less: employee costs capitalised	(23,709)	(43,499)	(60,235)	(87,599)
	79,551	112,780	177,250	257,775

Capitalised employee costs are included in fixed asset additions within the appropriate asset category.

Long-Term Incentive Plan ("Incentive Plan")

COLT Inc. (a wholly owned subsidiary of FMR Corp.) established, effective 1 December 1995, an Incentive Plan providing for the issuance, to key employees of the Group, of incentive deferred compensation in the form of interests in the appreciation in the value of the Company's ordinary shares over a specified base amount ("Incentive Units"). The Incentive Plan was not assumed by COLT in the Group's reorganisation prior to its initial public offering, and remains the obligation of COLT Inc. There have been no additional Incentive Units awarded under the Incentive Plan.

COLT Inc.'s obligations to employees holding Incentive Units have been satisfied by the creation of an irrevocable trust for the benefit of such holders, and the funding by COLT Inc. of the trust with ordinary shares of COLT. As each holder becomes entitled to a payment, the trust sells ordinary shares and transfers an approximately equivalent amount of cash to such holder in retirement of such holder's units. To the extent that the Group continues to be responsible for employer taxes related to Incentive Plan employees payments, expenses for the years ended 31 December 1999 and 2000 amounted to approximately £4,073,000 and £497,000 respectively with a credit of £175,000 for the year ended 31 December 2001. These amounts are included in the table above.

6. Interest Payable and Similar Charges

	Year ended 31 December			
	1999 £'000	**2000 £'000**	**2001 £'000**	**2001 $'000**
Accretion on junior subordinated convertible debentures	(1,232)	--	--	--
Interest and similar charges on senior convertible notes	(18,233)	(40,412)	(43,294)	(62,963)
Accretion and similar charges on senior discount notes	(18,567)	(22,671)	(26,392)	(38,382)
Interest and similar charges on senior notes	(27,390)	(41,033)	(41,266)	(60,013)
Charges payable in respect of bank facility	(310)	(309)	(297)	(432)
Other interest payable and similar charges	(323)	(369)	(703)	(1,022)
	(66,055)	(104,794)	(111,952)	(162,812)

During 2001 the Company recognised an aggregate operating exceptional charge of £175,578,000. This charge reflects a provision of £85,326,000 for the write down of the book value of certain assets including Internet Solution Centres capacity, equipment and electronics, selected IT software developments and leasehold improvements in excess leased space, a charge of £28,846,000 reflecting the write down of inventory held for future sale and a charge of £61,406,000 reflecting provisions against future rents, services and reinstatement costs in the Internet Solution Centres and excess leased space.

The Company also recognised a charge of £2,757,000 relating to the revaluation of shares held in the COLT Qualifying Share Ownership Trust for certain compensation plans as described in note 14.

During 2001, the Company purchased some of its convertible and non-convertible debt for a cash outlay of £84,651,000 resulting in a exceptional gain of £58,774,000. The taxable profit earned on these transactions, which is not expected to be material, will be absorbed by tax losses and therefore did not give rise to a tax obligation. Further details on the purchases are provided within note 16.

There were no exceptional items in 1999 or 2000.

8. Taxation

There is no tax charge arising in the years ended 31 December 1999, 2000 and 2001 as the Group had no taxable profits.
Net tax losses carried forward amounted to:

	At 31 December		
	2000 £'000	**2001 £'000**	**2001 $'000**
United Kingdom and Ireland	(15,036)	(140,663)	(204,566)
Germany	(70,319)	(151,880)	(220,879)
France	(14,011)	(40,399)	(58,752)
South Region	(33,756)	(60,148)	(87,473)
North Region	(75,196)	(161,279)	(234,548)

These amounts are not time limited, but must be utilised in the country in which they arose. The losses carried forward remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.

No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

	At 31 December		
	2000 £'000	**2001 £'000**	**2001 $'000**
Excess of capital allowances over depreciation (2000:depreciation over capital allowances)	(19,125)	4,786	6,960
Short term timing differences	(2,320)	(15,164)	(22,053)
Potential deferred tax asset	(21,445)	(10,378)	(15,093)
Add losses available	(80,069)	(196,150)	(285,261)
Total potential deferred tax asset after addition of losses	(101,514)	(206,528)	(300,354)

There is a further potential deferred tax asset of £4,382,000 (2000:£4,382,000) which relates to timing differences on the accretion of the senior discount notes.

9. Loss Per Share

Basic loss per share is based upon the loss after tax for each period and the weighted average ordinary shares issued for the period. All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented and therefore these potential shares have been excluded in the calculation of diluted loss per share.

	Year ended 31 December			
	1999 £'000	**2000 £'000**	**2001 £'000**	**2001 $'000**
Loss for period	(101,261)	(116,860)	(360,369)	(524,085)
Weighted average ordinary shares issued ('000)	631,816	693,385	745,550	745,550
Basic and diluted loss per share	£(0.16)	£(0.17)	£(0.48)	$(0.70)

10. Intangible Fixed Assets

	Total £'000	Total $'000
Cost		
At 1 January 1999	17,348	25,229
Additions	9,199	13,378
Exchange differences	(2,142)	(3,115)
At 31 December 1999	24,405	35,492
Movement	(5,291)	(7,695)
Exchange differences	105	153
At 31 December 2000	19,219	27,950
Movement	10,945	15,918
Exchange differences	(488)	(710)
At 31 December 2001	29,676	43,158
Accumulated amortisation		
At 1 January 1999	867	1,261
For the year	1,757	2,555
Exchange differences	(183)	(266)
At 31 December 1999	2,441	3,550
For the year	2,299	3,343
Exchange differences	88	128
At 31 December 2000	4,828	7,021
For the year	2,575	3,745
Exchange differences	(144)	(209)
At 31 December 2001	7,259	10,557
Net book value		
At 31 December 1999	21,964	31,942
At 31 December 2000	14,391	20,929
At 31 December 2001	22,417	32,601

Intangible fixed assets comprise purchased goodwill arising on the acquisition of Planet SA and its subsidiary Imaginet SA (together "ImagiNet") on 15 July 1998 and of Fitec SA and its subsidiaries Apogee Communications SA and Asthea Ingenierie SARL (together "Fitec") on 3 July 2001. Purchased goodwill is being amortised over 10 years for both ImagiNet and Fitec. The goodwill is attributable to the market position and business development both of ImagiNet and Fitec at the date of acquisitions and the amortisation period reflects the period during which the directors estimate the value of the underlying business will exceed the value of the underlying assets.

The purchase price of ImagiNet was 120,000,000 French francs, with the consideration in the form of 2,100,000 French francs and the issue of 1,871,500 ordinary shares, of which 1,395,292 were issued upon completion.

For the period ending 31 December 1999 the valuation of the 476,208 ordinary shares deferred as at 31 December 1998 was increased to £14.83, the market price on 2 August 1999, in respect of the 119,052 ordinary shares issued on that date and to £31.69, the market price at year-end, in respect of the 357,156 ordinary shares remaining to be issued in 2000.

For the period ending 31 December 2000 the valuation of the 357,156 ordinary shares deferred as at 31 December 1999 was decreased to £29.18, the market price on 31 January 2000, in respect of the 59,526 ordinary shares issued on that date and to £14.40, the market price at year-end, in respect of the 297,630 ordinary shares remaining to be issued in 2001.

For the period ending 31 December 2001 the valuation of the 297,630 ordinary shares deferred as at 31 December 2000 was increased to £16.10, the market price on 8 January 2001, in respect of the 297,630 shares issued on that date.

The purchase price of Fitec was in the form of 34,196,000 French francs and the issue of 1,836,576 ordinary shares, of which 26,485,000 French francs was paid and 1,518,792 ordinary shares issued upon completion. The valuation of the shares issued upon completion was £4.99, the market price on that date.

The remaining 7,711,000 French francs will be paid and 317,784 ordinary shares issued over the next two years subject to certain operational and performance criteria being met.

For the period ending 31 December 2001 the valuation of the 317,784 ordinary shares deferred as at 31 December 2001 was £1.14, the share market price at year-end.

The issue of these ordinary shares during the year represents a major non-cash transaction.

	Network infrastructure and equipment £'000	Computers, equipment, fixtures and fittings and vehicles £'000	Total £'000	Total $'000
Cost				
At 1 January 1999	383,398	31,154	414,552	602,883
Additions	386,151	52,397	438,548	637,780
Disposals	(334)	(793)	(1,127)	(1,639)
Exchange differences	(39,917)	(3,198)	(43,115)	(62,702)
At 31 December 1999	729,298	79,560	808,858	1,176,322
Additions	627,396	75,644	703,040	1,022,431
Disposals	(8,688)	(1,041)	(9,729)	(14,149)
Exchange differences	18,969	1,608	20,577	29,925
At 31 December 2000	1,366,975	155,771	1,522,746	2,214,529
Additions	739,996	69,269	809,265	1,176,914
Disposals	(6,150)	(8,123)	(14,273)	(20,757)
Exchange differences	(30,191)	(2,818)	(33,009)	(48,005)
At 31 December 2001	2,070,630	214,099	2,284,729	3,322,681
Accumulated depreciation				
At 1 January 1999	42,704	6,840	49,544	72,052
For the year	50,439	12,439	62,878	91,443
Disposals	(188)	(1,298)	(1,486)	(2,161)
Exchange differences	(3,306)	(402)	(3,708)	(5,393)
At 31 December 1999	89,649	17,579	107,228	155,941
For the year	88,689	21,013	109,702	159,540
Disposals	(5,396)	(942)	(6,338)	(9,217)
Exchange differences	2,066	563	2,629	3,823
At 31 December 2000	175,008	38,213	213,221	310,087
For the year	163,393	44,437	207,830	302,247
Disposals	(5,067)	(5,274)	(10,341)	(15,039)
Impairment charge	73,371	11,955	85,326	124,090
Exchange differences	(3,350)	(1,034)	(4,384)	(6,376)
At 31 December 2001	403,355	88,297	491,652	715,009
Net book value				
At 31 December 1999	639,649	61,981	701,630	1,020,381
At 31 December 2000	1,191,967	117,558	1,309,525	1,904,442
At 31 December 2001	1,667,275	125,802	1,793,077	2,607,672

Included in network infrastructure and equipment are payments on account and assets under construction of £127,533,000, £179,215,000 and £124,188,000 at 31 December 1999, 2000 and 2001, respectively. Assets under construction at 31 December 2001 includes £11,988,000 (2000:£40,250,000, 1999:£86,218,000) associated with construction of the Group's inter-city network.

£73,371,000 of the impairment charge relates to the closing or "mothballing" of Internet Solution Centres ("ISCs") and reflects the write off of fixed assets within those ISCs which, in the opinion of the directors, have no realisable value. The remaining £11,955,000 of the impairment charge relates to leasehold improvements in vacated properties and software development costs for systems that will no longer be implemented.

12. Inventory for Future Sale

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Work in progress	31,874	--	--

At 31 December 2001, the inventory held for future sale, represented by ducts in the Group's inter-city network which the Group intended to sell, has been written off, reflecting the directors' assessment of their realisable value.

13. Debtors - Amounts Falling Due Within One Year

Trade debtors:

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Trade debtors	229,002	218,154	317,261
Provision against doubtful accounts	(11,558)	(22,884)	(33,280)
	217,444	195,270	283,981

Prepaid expenses and other debtors:

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Other debtors	45,118	44,175	64,244
Prepayments and accrued income	37,655	27,714	40,305
VAT recoverable	37,098	40,047	58,240
	119,871	111,936	162,789

14. Capital and Reserves

Capital

	Ordinary shares of 2.5 pence each	
	No'000	£'000
Authorised share capital	2,075,000	51,875
Called up share capital:		
At 1 January 1999	593,461	14,837
Issued in 1999	47,742	1,194
Shares issued upon acquisition (see note 10)	119	3
Exercise of warrants	5,639	141
Conversion of notes (see note 16)	22,786	569
At 31 December 1999	669,747	16,744
Issued in 2000	18,819	470
Shares issued upon acquisition (see note 10)	60	1
Exercise of warrants	2,184	55
Conversion of notes (see note 16)	10,141	254
At 31 December 2000	700,951	17,524
Issued in 2001	804,174	20,104
Shares issued upon acquisition (see note 10)	1,816	45
Exercise of warrants	300	8
At 31 December 2001	1,507,241	37,681
At 31 December 2001 ($'000)		54,799

At 31 December 2001 the authorised share capital was 2,074,999,996 (2000:999,999,996) ordinary shares of 2.5 pence each and one special voting rights redeemable share of 10p each. Certain special rights, set out in the Company's articles of association, attach to the special voting rights share. This share, which confers no right to profits, but entitles the holder to be paid on priority to other classes of shareholder.

In March 1999, the Company completed the sale of 26,550,000 ordinary shares of 2.5 pence each raising proceeds of £300,015,000 (issue price £11.30) before expenses of £10,501,000. In April 1999, the underwriters of the Company's equity placement exercised their option to purchase an additional 1,280,000 ordinary shares raising proceeds of £14,464,000 before expenses of £506,000.

In December 1999, the Company completed the sale of 14,625,000 ordinary shares of 2.5 pence each raising proceeds of £399,994,000 (issue price £27.35) before expenses of £10,294,000.

In March 2000, the Company completed the sale of 9,900,000 ordinary shares of 2.5 pence each raising proceeds of £381,348,000 (issue price £38.52) before expenses of £9,619,000. In April 2000, the Company completed the sale of an additional 3,000,000 ordinary shares of 2.5 pence each (issue price £38.52), raising proceeds of £115,560,000 before expenses of £2,889,000.

In December 2001, the Company completed the sale of 801,317,468 ordinary shares of 2.5 pence each raising proceeds of £496,817,000 (issue price £0.62) before expenses of £3,217,000.

Warrants

In December 1996, the Company issued US$314,000,000 aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of £0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and £0.5206 per ordinary share, respectively. At 31 December 2001, warrants to purchase 881,770 ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.

COLT Telecom Group Share Plan ("Option Plan")

The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not so approved. Options may be granted by the Compensation Committee to directors and employees of the Group under either part of the Option Plan. Individuals who provide services to COLT may also be permitted to participate in the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may be exercised early on death (or in certain other limited circumstances). Unless the Compensation Committee agrees otherwise, options lapse when an option holder ceases to be an employee. The Compensation Committee, in its discretion, may determine in connection with each grant of options, the terms of vesting and whether or not vesting will be accelerated upon a change of control event. Options are not transferable.

Option Plan awards are based on an employee's level of responsibility, performance and term of service. Options will be granted at an option price which is not less than the market value of the ordinary shares on the date of grant and will normally only be granted within six weeks of the announcement of COLT's results for any period. The grant of options to subscribe for new shares, under each of the plans is limited so that new shares in respect of which options to subscribe are granted may not, when added to the shares issued or remaining issuable under any share option scheme, or issued under any share incentive scheme, in the previous 10 years, exceed 10% of the then issued equity share capital of the Company.

At 31 December 2001, options outstanding under the Option Plan, together with their exercise prices and dates, were as follows:

				Number of ordinary shares under option			
Date of grant	**Exercise price**	**Dates of vesting**	**Date of expiration**	**Granted**	**Exercised**	**Lapsed**	**Outstanding**
Dec 96	£0.688	Dec 97 to Dec 01	Dec 06	25,824,000	9,787,636	5,200,364	10,836,000
Jan 97	£0.779	Jan 98 to Jan 02	Jan 07	396,000	178,400	149,600	68,000
Apr 97	£0.706	Apr 98 to Apr 02	Apr 07	1,280,000	665,400	304,000	310,600
Aug 97	£0.956	Aug 98 to Aug 02	Aug 07	2,488,000	722,000	422,400	1,343,600
Nov 97	£1.285	Nov 98 to Nov 02	Nov 07	3,196,000	1,418,362	512,800	1,264,838
Dec 97	£1.700	Dec 98 to Dec 02	Dec 07	4,204,000	1,104,400	388,000	2,711,600
Feb 98	£2.738	Feb 99 to Feb 03	Feb 08	140,000	56,000	–	84,000
Feb 98	£2.743	Feb 99 to Feb 03	Feb 08	900,000	530,220	–	369,780
May 98	£4.756	May 99 to May 03	May 08	830,000	207,750	36,000	586,250
Aug 98	£6.600	Aug 99 to Aug 03	Aug 08	2,906,000	591,544	1,226,800	1,087,656
Nov 98	£7.494	Nov 99 to Nov 03	Nov 08	1,408,075	113,215	633,200	661,660
Dec 98	£7.877	Dec 99 to Dec 03	Dec 08	100,000	–	100,000	–
Mar 99	£11.300	Mar 00 to Mar 04	Mar 09	990,000	122,500	168,000	699,500
Apr 99	£10.934	Apr 00 to Apr 04	Apr 09	1,000,000	150,000	–	850,000
May 99	£12.254	May 00 to May 04	May 09	585,000	58,000	171,000	356,000
Aug 99	£12.744	Aug 00 to Aug 04	Aug 09	930,000	15,000	140,000	775,000
Nov 99	£21.000	Nov 00 to Nov 04	Nov 09	800,500	–	164,000	636,500
Dec 99	£24.394	Dec 00 to Dec 04	Dec 09	740,000	–	70,000	670,000
Feb 00	£36.177	Feb 01 to Feb 05	Feb 10	745,000	–	275,000	470,000
May 00	£22.610	May 01 to May 05	May 10	792,500	–	202,500	590,000
Jun 00	£26.660	Jun 01 to Jun 05	Jun 10	846,000	–	80,000	766,000
Aug 00	£19.157	Aug 01 to Aug 05	Aug 10	1,181,500	–	175,000	1,006,500
Aug 00	£17.727	Aug 01 to Aug 05	Aug 10	317,500	–	78,750	238,750
Nov 00	£19.484	Nov 01 to Nov 05	Nov 10	800,000	–	120,000	680,000
Dec 00	£15.184	Dec 01 to Dec 05	Dec 10	757,441	–	122,162	635,279
Feb 01	£13.370	Feb 02 to Feb 06	Feb 11	2,401,040	–	240,914	2,160,126
Feb 01	£20.055	Feb 02 to Feb 06	Feb 11	400,000	–	–	400,000
Feb 01	£26.740	Feb 02 to Feb 06	Feb 11	750,000	–	–	750,000
May 01	£8.437	May 02 to May 06	May 11	866,500	–	15,000	851,500
May 01	£12.656	May 02 to May 06	May 11	250,000	–	–	250,000
May 01	£16.874	May 02 to May 06	May 11	250,000	–	–	250,000
Jun 01	£7.100	Jun 02 to Jun 06	Jun 11	2,688,750	–	174,000	2,514,750
Aug 01	£3.217	Aug 02 to Aug 06	Aug 11	1,464,500	–	30,500	1,434,000
Nov 01	£1.724	Nov 02 to Nov 06	Nov 11	231,000	–	–	231,000
Dec 01	£1.561	Dec 02 to Dec 06	Dec 11	1,410,500	–	5,000	1,405,500
			Total	64,869,806	15,720,427	11,204,990	37,994,389

In addition to options granted under the Option Plan, options to subscribe for 160,000 ordinary shares were granted to certain directors of the Company, 32,000 of which vested on each of 17 December 1996, 1997, 1998, 1999 and 2000. The exercise price for the options which vested in 1996, 1997, 1998, 1999 and 2000 were £0.6875, £1.65875, £8.50, £29.00 and £14.86 per share, respectively. At 31 December 2001, 96,000 options had been exercised.

COLT Savings-Related Share Option Scheme ("SAYE Scheme")

The SAYE Scheme was adopted on 17 June 1997, allowing for eligible employees to apply for an option to acquire ordinary shares under a three or five year savings contract. The aggregate monthly contribution payable by an employee under the savings contract may not exceed an amount established by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, currently £250 or the local currency equivalent. The option exercise price per ordinary share may not be less than the higher of (a) 80% of the average of the middle market quotations of an ordinary share for either three consecutive dealing days in the period of 30 days prior to the date of grant or the dealing day prior to the date on which the exercise price is set and (b) the nominal value of an ordinary share on the date of grant.

In normal circumstances, an option may only be exercised while the participant remains employed within the Group and then only during the six months starting at the date on which the savings contract matures. At the expiry of that period, the option will lapse. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of change of control, reorganisation or amalgamation of the Company.

In December 1997, 2,289,000 options were granted under the SAYE Scheme with an exercise price of £1.19 per ordinary share. Each such option vested on 1 March 2001 and at 31 December 2001 all options had been exercised.

In December 1998, 593,000 options were granted under the SAYE Scheme with an exercise price of £6.01 per ordinary share. Each such option vests on 1 March 2002 and each optionholder entered into a three year savings contract. At 31 December 2001, 216,000 options were outstanding.

In December 1999, 441,000 options were granted under the SAYE Scheme with an exercise price of £16.656 per ordinary share. Each such option vests on 1 March 2003 and each optionholder entered into a three year savings contract. At 31 December 2001, 61,000 options were outstanding.

In December 2000, 804,000 options were granted under the SAYE Scheme with an exercise price of £11.784 per ordinary share. Each such option vests on 1 March 2004 and each optionholder entered into a three year savings contract. At 31 December 2001, 163,000 options were outstanding.

In December 2001, 6,986,000 options were granted under the SAYE Scheme with an exercise price of £1.615 per ordinary share. Each such option vests on 1 March 2005 and each optionholder entered into a three year savings contract. At 31 December 2001, 6,986,000 options were outstanding.

COLT Qualifying Share Ownership Trust ("QUEST")

In March 2000, the Company established a QUEST to, inter alia, acquire shares in the Company to satisfy existing options granted under the Company's SAYE Scheme. The shares held by the trust are reported as "Investments in own shares" at a carrying value based on their exercise price. The difference between the market price of the shares, on their date of issue, and the exercise price of the options reflected in an increase in share premium is offset by a corresponding transfer from the profit and loss account. The remaining shares held in the Quest will be utilised in full to part satisfy the options granted in December 2001 under the SAYE Scheme and were revalued in 2001 to reflect the exercise price of £1.615. At 31 December 2001 the QUEST held 297,059 shares with a market value of £338,647.

COLT Free Share Scheme ("Free Share Scheme")

The Free Share Scheme was adopted on 17 June 1997, allowing for eligible individuals who started employment with the Group before 1 September 1998 and remained an employee of the Group for two years from the date of grant, to receive 400 ordinary shares in the Company. Eligible individuals who started employment after 1 September 1998 and remain an employee of the Group for two years from the date of grant have or will receive 100 ordinary shares in the Company. Individuals who received options under the Option Plan or cash incentive awards at the time of the Company's initial public offering or thereafter were generally not awarded shares under the Free Share Scheme. No payment is required from the employee.

On 22 March 1999 an Employee Benefit Trust ("EBT") was established to purchase and hold shares due for distribution under the Free Share Scheme. On 26 March 1999 the EBT purchased 440,000 ordinary shares at their nominal value of 2.5 pence each. On 13 December 2001, the EBT subscribed for its pro rata share of the Company's offering, purchasing 104,144 ordinary shares at £0.62 per share. This investment is recorded within investment in own shares. At 31 December 2001 the EBT held 217,344 shares with a market value of £247,772.

Performance Share Plan

A Performance Share Plan was adopted on 25 May 2000. Under this plan, Executive Directors and other key executives will be entitled to receive an award of shares according to an objective performance target set by the Compensation Committee.

At 31 December 2001, share awards outstanding under the Performance Share Plan, together with dates, were as follows:

Date of grant	Date of vesting	Date of Expiration	Number of Ordinary Shares			
			Granted	Sold	Lapsed	Outstanding
Feb-01	Feb-06	Feb-11	20,194	--	--	20,194

Deferred Bonus Plan

A Deferred Bonus Plan was adopted on 25 May 2000. Under this plan, selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

At 31 December 2001, share awards outstanding under the Deferred Bonus Plan, together with dates, were as follows:

			Number of Ordinary Shares			
Date of grant	Dates of vesting	Expiration	Granted	Sold	Lapsed	Outstanding
Feb-01	Feb-04 to Feb-06	Feb-11	24,182	--	1,047	23,135

In addition participants may also be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to twice the amount of the deferred bonus. Receipt of the matching award may be subject to the achievement of performance targets. Options awarded under this plan are included in the totals in Option Plan above.

Reserves

	Share premium £'000	Merger reserve £'000	Shares to be issued £'000	Profit and loss £'000
At 1 January 1999 (i)	454,660	11,347	3,885	(97,661)
Adjustments to goodwill arising on acquisition (ii)				635
Premium on shares issued (iv)	744,560	1,763		
Shares to be issued (see note 10)			7,433	
Charges related to the Free Share Scheme (iii)				633
Loss for period				(101,261)
Exchange differences (including £3,140,000 loss on net foreign currency borrowings)				(41,863)
At 31 December 1999 (i)	1,199,220	13,110	11,318	(239,517)
Adjustments to goodwill arising on acquisition (ii)				719
Premium on shares issued (iv)	593,230	1,735		
Transfer on issue of shares to Quest	40,870			(40,870)
Shares to be issued (see note 10)			(7,032)	
Charges related to the Free Share Scheme (iii)				751
Loss for period				(116,860)
Exchange differences (including £7,764,000 profit on net foreign currency borrowings)				27,659
At 31 December 2000 (i)	1,833,320	14,845	4,286	(368,118)
Premium on shares issued (iv)	480,909	12,325		
Shares to be issued (see note 10)			(3,565)	
Charges related to the Free Share Scheme (iii)				(38)
Loss for period				(360,369)
Loss on share symmetry arrangements				(3,327)
Exchange differences (including £5,294,000 profit on net foreign currency borrowings)				(23,590)
At 31 December 2001	2,314,229	27,170	721	(755,442)
At 31 December 2001 ($'000)	3,365,583	39,513	1,049	(1,098,639)

(i) Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to £38,401,000 (2000:£38,401,000 1999:£39,120,000).

(ii) The Group acquired the entire share capital of CallShop etc. Limited in October 1997. In 1998 the directors completed their review of the fair value of certain assets and liabilities, which resulted in an increase in goodwill of £224,000.
In 2000 the directors identified a permanent diminution in the value of goodwill and charged the profit and loss account with £719,000 (1999:£635,000).

(iii) The Company operates a Free Share Scheme as a method of remunerating certain employees. The difference between the market price of the shares at the date of the grant and any price paid is charged to the profit and loss account over the period over which the shares are earned, with the credit taken directly to the profit and loss reserve.

(iv) The Company has taken merger relief under the provisions of section 131 of the Companies Act 1985 on shares issued in respect of the acquisition of ImagiNet and Fitec (see note 10). All premium on the issue of those shares has been taken directly to the merger reserve.

15. Creditors - Amounts Falling Due Within One Year

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Trade creditors	180,767	180,091	261,907
Fidelity Investment Management Limited ("FIML")	703	32	46
Other taxation and social security	31,282	31,019	45,111
Other creditors	14,980	12,342	17,949
Accruals and deferred income	127,724	145,083	210,994
Interest accrual	14,731	13,896	20,209
Network infrastructure	53,837	41,539	60,410
	424,024	424,002	616,626

16. Creditors - Amounts Falling Due After More Than One Year

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Repayable between three and four years			
Senior convertible notes	--	91,867	133,602
Repayable between four and five years			
Senior convertible notes	100,208	337,403	490,685
Senior discount notes	--	201,936	293,676
Repayable in more than five years			
Senior convertible notes	657,529	228,147	331,794
Senior discount notes	185,061	--	--
Senior notes	483,509	458,672	667,047
	1,426,307	1,318,025	1,916,804

Senior convertible notes

In August 1998, COLT issued deutschmark denominated senior convertible notes ("1998 Senior Convertible Notes") in the initial principal amount of DM600,000,000. A total of £204,332,000 was raised before issuance costs of £5,232,000. These costs have been deducted from the principal amount of the 1998 Senior Convertible Notes and have been charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes mature on 6 August 2005 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 6 August 2001 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per £1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £7.9039 per ordinary share with a fixed exchange rate of DM2.9392 per £1.00. During 2001, nil (2000:DM236,303,000) aggregate initial principal amount of the notes was converted to nil (2000:8,604,122) ordinary shares. The conversion of the notes represented a major non-cash transaction. During 2001, DM25,500,000 (2000:nil) aggregate initial principal amount of the notes were purchased and cancelled. At 31 December 2001, 11,693,287 ordinary shares are reserved for issuance upon conversion of the remaining 1998 Senior Convertible Notes. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. On 31 December 2001, the 1998 Senior Convertible Notes were redenominated from deutschmarks to euros at a rate of DM1.95583 per €1.00.

In March 1999, COLT issued euro denominated senior convertible notes ("March 1999 Senior Convertible Notes") in the initial principal amount of €295,000,000. A total of £199,594,000 was raised before issuance costs of £5,094,000. These costs have been deducted from the principal amount of the March 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 29 March 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The March 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £14.6460 per ordinary share with a fixed exchange rate of €1.4780 per £1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £12.2351 per ordinary share with a fixed exchange rate of €1.4780 per £1.00. During 2001, nil (2000€32,851,000) aggregate initial principal amount of the notes were converted to nil (2000:1,536,686) ordinary shares. The conversion of the notes represented a major non-cash transaction. During 2001, €70,250,000 (2000:nil) aggregate initial principal amount of the notes were purchased and cancelled. At 31 December 2001, 10,611,851 ordinary shares are reserved for issuance upon conversion of the March 1999 Senior Convertible Notes. The notes rank pari passu in right of payment to all unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In December 1999, COLT issued euro denominated senior convertible notes ("December 1999 Senior Convertible Notes") in the initial principal amount of €368,000,000. A total of £230,389,000 was raised before issuance costs of £9,289,000. These costs have been deducted from the principal amount of the December 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The December 1999 Senior Convertible Notes mature on 16 December 2006 and any outstanding notes will then be redeemed at a price of 126.664% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 16 December 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £35.5550 per ordinary share with a fixed exchange rate of €1.5974 per £1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £30.0760 per ordinary share with a fixed exchange rate of €1.5974 per £1.00. During 2001, €38,750,000 (2000:nil) aggregate initial principal amount of the notes were purchased and cancelled. At 31 December 2001, 6,853,189 ordinary shares are reserved for issuance upon conversion of the December 1999 Senior Convertible Notes. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In April 2000, COLT issued euro denominated senior convertible notes ("2000 Senior Convertible Notes") in the initial principal amount of €402,500,000. A total of £245,696,000 was raised before issuance costs of £5,596,000. These costs have been deducted from the principal amount of the 2000 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was £50.076 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to £42.3593 per ordinary share with a fixed exchange rate of €1.6372 per £1.00. During 2001, €49,960,000 (2000:nil) aggregate initial principal amount of the notes were purchased and cancelled. At 31 December 2001, 5,083,450 ordinary shares are reserved for issuance upon conversion of the 2000 Senior Convertible Notes. The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

Senior discount notes

In December 1996, COLT issued US$314,000,000 aggregate principal amount at maturity of senior discount notes due 15 December 2006. The senior discount notes were issued in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase ordinary shares. The units had an initial accreted amount at the date of issue of US$175,446,000 allocated US$169,769,000 to the senior discount notes and US$5,677,000 to the warrants. Issuance costs of £4,432,000 have been deducted from the initial accreted amount of the senior discount notes and charged to the profit and loss account over the accretion period. The senior discount notes accrued from the initial accreted amount (after deducting expenses) of US$162,476,000 to US$314,000,000 on 15 December 2001 at an effective rate of 13.636% per annum compounded semi-annually. Beginning 15 June 2002, interest on the senior discount notes will be paid semi-annually in cash at a rate of 12% per annum. During 2001, $20,325,000 (2000:nil) aggregate accreted principal amount of the notes were purchased and cancelled.

The senior discount notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2001, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2003.

Senior notes

In November 1997, COLT issued sterling and deutschmark denominated senior notes ("1997 Senior Notes") with aggregate principal amounts at maturity of £50,000,000 and DM150,000,000, respectively. A total of £100,661,000 was raised before issuance costs of £3,300,000. These costs have been deducted from the principal amount of the 1997 Senior Notes and are charged to the profit and loss account over five years. The British pound notes bear interest at the rate of 10.125% per annum and the deutschmark notes bear interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. "The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 30 November 2002, initially at 105.0625% of their principal amount at maturity, plus accrued interest, in the case of the British pound notes and 104.4375% of their principal amount at maturity, plus accrued interest, in the case of the deutschmark notes, declining in each case to 100% of their principal amount at maturity, plus accrued interest, on or after 30 November 2004. During 2001, DM6,000,000 (2000:nil) aggregate principal amount of the deutschmark notes were purchased and cancelled. On 31 December 2001, the deutschmark denominated 1997 Senior Notes were redenominated from deutschmarks to euros at a rate of DM1.95583 per €1.00.

In July 1998, COLT issued deutschmark denominated senior notes ("1998 Senior Notes") with aggregate principal amount at maturity of DM600,000,000. A total of £204,332,000 was raised before issuance costs of £5,875,000. These costs have been deducted from the principal amount of the 1998 Senior Notes and are charged to the profit and loss account over five years. "The 1998 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July 2008. The 1998 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1998 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. During 2001, DM26,500,000 (2000:nil) aggregate principal amount of the notes were purchased and cancelled. On 31 December 2001, the 1998 Senior Notes were redenominated from deutschmarks to euros at a rate of DM1.95583 per €1.00.

In December 1999, COLT issued euro denominated senior notes ("1999 Senior Notes") with aggregate principal amount at maturity of €320,000,000. A total of £200,338,000 was raised before issuance costs of £4,838,000. These costs have been deducted from the principal amount of the 1999 Senior Notes and are charged to the profit and loss account over five years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15 December 2009. The 1999 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1999 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007. During 2001, €11,000,000 (2000:nil) aggregate principal amount of the notes were purchased and cancelled.

Bank facility

The Company entered into in November 1996 and subsequently revised in December 1998 a secured multi-currency revolving credit facility of up to £75,000,000. Amounts available under the bank facility may be used to finance the Company's capital expenditure and working capital requirements in connection with the construction, expansion and operation of its telecommunications networks in Europe and for certain acquisitions. The bank facility is secured by the Company's operating subsidiaries. The Company has secured or agreed to secure the bank facility by a pledge of all of the share capital of COLT's subsidiaries and a fixed and floating charge over the assets of the Company and COLT Telecommunications. No amounts have been drawn under the bank facility at the date of these financial statements.

Fair value of financial instruments

The fair values of the Company's financial instruments noted above, are disclosed in note 23.

17. Provisions for Liabilities and Charges

	Property £'000	Property $'000
At 1 January 2001	--	--
Additional provisions charged to the profit and loss account	61,406	89,303
At 31 December 2001	61,406	89,303

In 2001, the Company made provision against future rents, services, and reinstatement costs associated with ISCs being closed or "mothballed" and excess lease space. Such provisions will be utilised over the next 10 years and represent the net present value of the future estimated costs.

18. Reconciliation of Operating Loss to Net Cash Inflow (Outflow) from Operating Activities

	Year ended 31 December			
	1999 £'000	2000 £'000	2001 £'000	2001 $'000
Operating loss	(65,321)	(84,913)	(359,931)	(523,448)
Depreciation of tangible fixed assets	62,878	109,702	293,156	426,336
Amortisation of goodwill	1,757	2,299	2,575	3,745
Exchange differences	(437)	(374)	(962)	(1,399)
(Increase) decrease in inventories	(32,273)	839	31,051	45,157
(Increase) decrease in debtors	(63,936)	(184,596)	10,243	14,897
Increase in creditors	63,914	119,841	2,144	3,118
Movement in provision for liabilities and charges	--	--	61,406	89,303
Net cash inflow (outflow) from operating activities	(33,418)	(37,202)	39,682	57,709

19. Analysis of Net Funds/Debt

	At 31 December 2000 £'000	Cash flow £'000	Exchange gain (loss) £'000	Accretion and amortisation of finance costs on notes £'000	Purchase of debt £'000	At 31 December 2001 £'000	At 31 December 2001 $'000
Investments in liquid resources	1,611,030	(330,164)	(21,786)	--	--	1,259,080	1,831,080
Cash at bank and in hand	43,561	3,270	(1,434)	--	--	45,397	66,021
Senior convertible notes	(757,737)	--	16,999	(29,297)	112,618	(657,417)	(956,082)
Senior discount notes	(185,061)	--	(5,115)	(25,373)	13,613	(201,936)	(293,675)
Senior notes	(483,509)	--	10,390	(2,746)	17,193	(458,672)	(667,047)
Total net funds	228,284	(326,894)	(946)	(57,416)	143,424	(13,548)	(19,703)

Analysed in the Balance Sheet:

	At 31 December 2000 £'000	At 31 December 2001 £'000	At 31 December 2001 $'000
Investments in liquid resources	1,611,030	1,259,080	1,831,080
Cash at bank and in hand	43,561	45,397	66,021
Creditors amounts falling due after more than one year	(1,426,307)	(1,318,025)	(1,916,804)
Total net funds/debt	228,284	(13,548)	(19,703)

Management of liquid resources

Cash inflows from liquid resources for the year were £829,049,000 (2000:£667,574,000, 1999:£430,926,000), while cash outflows to liquid resources were £498,885,000 (2000:£734,822,000 1999:£1,314,282,000).

Finance costs

Included in the Group Cash Flow Statement within "Interest paid, finance costs and similar charges" are costs associated with the issue of senior convertible and senior notes which in 2001 were nil (2000:£5,596,000, 1999:£19,221,000).

The proceeds from the issue of ordinary shares in the Group Cash Flow Statement are stated net of issue costs of £3,217,000 (2000:£12,508,000, 1999:£21,301,000).

On 3 July 2001 the Company acquired the entire share capital of Fitec SA and its subsidiaries: Apogee Communications SA and Asthea Ingenierie SARL (together 'Fitec').

The purchase has been accounted for as an acquisition.

The operating assets and liabilities acquired were as follows:

	Book value and fair value	
	£'000	$'000
Fixed assets	776	1,129
Working capital	(419)	(609)
Overdraft	(232)	(337)
	125	183
Purchase consideration		
Shares issued	7,579	11,022
Shares to be issued	362	526
Cash	2,692	3,915
Deferred cash payment	720	1,047
Total consideration	11,353	16,510
Goodwill	11,228	16,327

The purchase price was in the form of 34,196,000 French francs and the issue of 1,836,576 ordinary shares, of which 1,518,792 ordinary shares and 26,485,000 French francs were paid at completion.

An additional 7,711,000 million French francs and 317,784 ordinary shares will be paid over the next two years subject to certain operational and performance criteria being met.

The calculation of the number of shares in the consideration were arrived at by calculating the average share price of the Company and the average French franc/British pound exchange rate over a 14 day period ending 21 June 2001. The share price for the purpose of accounting for the acquisition was £4.99, the market price on the date of completion. The Company has taken merger relief under the provisions of section 131 of the Companies Act 1985, hence all premium on the issue of shares has been taken to the merger reserve (see note 14). The book value of assets and liabilities has been taken from the management accounts of Fitec at 3 July 2001 at actual exchange rates on that date. The directors believe that there is no material difference between the book values and the fair values of assets and liabilities acquired at 3 July 2001.

In its last financial year to 31 December 2000, Fitec made a loss after tax and minority interests of French francs 8,143,590. For the period to acquisition, Fitec made a loss after tax and minority interest of 11,536,098 French francs. These results were unaudited.

The effects of this acquisition on the amounts reported under each of the standard headings in the cash flow statement are not material and accordingly have not been separately disclosed. The issue of shares for Fitec represents a major non-cash transaction during the period.

21. Capital Commitments

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Future capital expenditure contracted but not provided for	121,113	172,883	251,424

22. Financial Commitments

The Group has annual commitments under non-cancellable operating leases as follows:

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Land and buildings			
Expiring within one year	1,564	2,422	3,523
Expiring between two and five years	2,077	5,280	7,679
Expiring in over five years	25,274	39,809	57,894
Other			
Expiring within one year	4,909	27,615	40,160
Expiring between two and five years	13,212	8,719	12,680
Expiring in over five years	2,549	1,311	1,907

The Company also entered into cancellable lease arrangements, not included above, for the provision of network capacity that extend up to five years.

Forward currency contracts

COLT has entered into a series of British pound forward contracts to purchase U.S. $94,200,000 as required by the bank facility agreement. The British pound value of these commitments is £59,631,000 (2000:£59,631,000).

The Group's treasury objectives, policies and strategies are outlined within the Financial Review on pages 26 and 27 under the heading Treasury Policy.

Except for disclosures under currency exposure below, the following financial information excludes the Group's short term debtors and creditors.

References to the "Euro" in the tables below includes amounts denominated in participating currencies.

Interest rate and currency profile of financial liabilities

	At 31 December				
	Total financial liabilities	Weighted average interest rate	Weighted average period for which rate is fixed	Total financial liabilities	Total financial liabilities
	2000	2001	2001	2001	2001
Currency:	£'000	%	Years	£'000	$'000
Non-convertible debt					
British pound	49,304	10.1	6	49,667	72,230
Euro	434,205	7.8	7	409,005	594,816
U.S. dollar	185,061	13.6	5	201,936	293,676
Total	668,570	9.7	6	660,608	960,722
Convertible debt					
Euro	757,737	5.1	5	657,417	956,082

Additional details, including a maturity profile, of the financial liabilities are set out in note 16. All financial liabilities shown in the table are at fixed rates of interest.

Undrawn committed borrowing facilities

The Group's £75 million bank facility (see note 16) remains undrawn at the date of these financial statements and matures in more than two years.

Interest rate and currency profile of financial assets

	At 31 December		
	Total assets	Total assets	Total assets
	2000	2001	2001
Currency:	£'000	£'000	$'000
British pound	431,284	632,380	919,670
Euro	1,178,016	625,186	909,208
U.S. Dollar	42,197	42,498	61,805
Other	3,094	4,413	6,418
Total	1,654,591	1,304,477	1,897,101

All financial assets as at 31 December 2001 are floating rate assets bearing interest at market rates, fixed in advance.

Currency exposure

The following table shows the Group's net currency exposures that give rise to those exchange gains and losses which are taken to the profit and loss account. Such exposures comprise monetary assets and liabilities of the Group that are not denominated in the operational or functional currency of the operating company involved.

Functional currency	Net foreign currency monetary assets (liabilities) At 31 December 2001					
	British pound £'000	US dollar £'000	Euro £'000	Other £'000	Total £'000	Total $'000
British pound	--	(120,819)	(4,986)	(609)	(126,414)	(183,844)
Euro	(20,572)	(2,148)	--	(419)	(23,139)	(33,651)
Other	70	7	(37)	--	40	58
Total	(20,502)	(122,960)	(5,022)	(1,028)	(149,513)	(217,437)

Functional currency	Net foreign currency monetary assets (liabilities) At 31 December 2000					
	British pound £'000	US dollar £'000	Euro £'000	Other £'000	Total £'000	Total $'000
British pound	--	(143,766)	(3,867)	(122)	(147,755)	(214,880)
Euro	(26,424)	(1,496)	--	(1,992)	(29,912)	(43,501)
Other	(640)	(66)	(4,556)	--	(5,262)	(7,653)
Total	(27,064)	(145,328)	(8,423)	(2,114)	(182,929)	(266,034)

Fair value of financial instruments

The following table shows the carrying amounts and the fair values of the Group's financial instruments at 31 December 2000 and 2001. The carrying amounts of the non-derivatives are included in the Group balance sheet under indicated headings. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

	Carrying amount At 31 December			Fair Value At 31 December		
	2000 £'000	2001 £'000	2001 $'000	2000 £'000	2001 £'000	2001 $'000
Non-derivatives						
Assets						
Investments in liquid resources (i)	1,611,030	1,259,080	1,831,080	1,611,030	1,259,080	1,831,080
Cash at bank and in hand (i)	43,561	45,397	66,021	43,561	45,397	66,021
Liabilities						
Euro senior convertible notes (ii)	757,737	657,417	956,081	716,448	357,903	520,498
U.S. Dollar senior discount notes (ii)	185,061	201,936	293,676	188,944	179,723	261,371
Euro senior notes (ii)	434,205	409,005	594,816	400,848	297,890	433,222
British pound senior notes (ii)	49,304	49,667	72,231	50,703	42,500	61,808
Derivatives						
Forward foreign exchange contracts (iii)	--	--	--	2,744	6,522	9,485
Warrants (iv)	--	--	--	12,763	1,843	2,680

(i) The carrying amount of cash at bank and in hand and investments in liquid resources approximated to their fair values due to the short maturity of the instruments held.
(ii) The fair values of the Company's senior convertible, senior discount and senior notes have been estimated on the basis of market prices.
(iii) The fair value of the Company's forward foreign exchange contracts have been estimated on the basis of market rates. The contracts have an average maturity of 18 months. The difference between the fair value and book value of the forward contracts represents an unrecognised gain (loss) on the hedging instruments which is not expected to be recognised in the next year.
(iv) The Company has received warrants from certain suppliers in the ordinary course of business.

24. Pension Arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2001 amounted to approximately £8,510,000 (2000:£6,986,000, 1999:£3,204,000).

25. Transactions with Related Entities

The UK pension scheme is administered by Fidelity Pensions Management Limited, a subsidiary of FIML, a wholly owned subsidiary of Fidelity Investments Limited ("FIL"). The fees for the above services for the year ended 31 December 2001 were approximately £88,000 (2000:£83,000, 1999:£108,000).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"), a wholly owned subsidiary of FMR Corp., which allow under certain circumstances, for the Group to obtain consulting services from, or provide consulting services to, FCA. Compensation under the agreements is at prevailing market rates set each year.

Pursuant to a contract with the Company, certain FMR Corp. employees provide consulting and other services to the Company at agreed rates. The fees for these services for the year ended 31 December 2001 were approximately £110,000 (2000:£295,000, 1999:£269,000). FMR Corp. also provided additional compensation and benefits to these employees related to services to the Company. For the year ended 31 December 2001 these totalled £58,000 (2000:£658,000, 1999:£1,168,000).

Details of the Incentive Plan are discussed in note 5.

26. Company Balance Sheet

		At 31 December		
	Notes	2000 £'000	2001 £'000	2001 $'000
Fixed assets				
Tangible fixed assets	b	20,042	21,267	30,929
Investments	c	319,336	330,717	480,961
Total fixed assets		339,378	351,984	511,890
Current assets				
Prepaid expenses and other debtors	d	1,413,942	2,233,254	3,247,822
Investments in liquid resources		1,611,030	1,259,080	1,831,080
Cash at bank and in hand		322	21	30
Total current assets		3,025,294	3,492,355	5,078,932
Total assets		3,364,672	3,844,339	5,590,822
Capital and reserves				
Called up share capital		17,524	37,681	54,799
Share premium and merger reserve	e	1,882,004	2,375,238	3,454,309
Shares to be issued (see note 14)		4,286	721	1,049
Profit and loss account	f	(4,829)	68,417	99,499
Equity shareholders' funds		1,898,985	2,482,057	3,609,656
Creditors				
Amounts falling due within one year	g	39,380	44,257	64,362
Amounts falling due after more than one year	h			
Convertible debt		757,737	657,417	956,082
Non-convertible debt		668,570	660,608	960,722
Total amounts falling due after more than one year		1,426,307	1,318,025	1,916,804
Total creditors		1,465,687	1,362,282	1,981,166
Total liabilities, capital and reserves		3,364,672	3,844,339	5,590,822

Notes

a) Profit and Loss account

As permitted by Section 230 of the Companies Act of 1985, the parent company's profit and loss account has not been included in these financial statements. The parent company's profit for the period was £97,427,000 (2000:£19,978,000).

b) Tangible fixed assets

	Computers, equipment, fixtures & fittings and vehicles £'000	Systems under development £'000	Total £'000	Total $'000
Cost				
At 1 January 2000	2,262	9,240	11,502	16,727
Additions	10,174	26,610	36,784	53,495
Transfers	(4,530)	(22,537)	(27,067)	(39,363)
At 31 December 2000	7,906	13,313	21,219	30,859
Additions	7,770	37,720	45,490	66,156
Transfers	(4,180)	(28,155)	(32,335)	(47,025)
At 31 December 2001	11,496	22,878	34,374	49,990
Accumulated depreciation				
At 1 January 2000	444	--	444	645
For the year	733	--	733	1,066
At 31 December 2000	1,177	--	1,177	1,711
For the year	5,114	3,356	8,470	12,318
Impairment provision	1,473	1,987	3,460	5,032
At 31 December 2001	7,764	5,343	13,107	19,061
Net book value				
At 31 December 2000	6,729	13,313	20,042	29,148
At 31 December 2001	3,732	17,535	21,267	30,929

The impairment charge relates to development costs for systems that will no longer be implemented.

c) Investments

Movements in investments in the year comprise additions of £11,353,000 (2000:£122,786,000) and exchange differences of £28,000 (2000:(£12,379,000)).

See note 28 for additional subsidiary information.

d) Prepaid expenses and other debtors

	At 31 December		
	2000 £'000	2001 £'000	2001 $'000
Amounts owed by subsidiary undertakings	1,385,518	2,218,220	3,225,958
Other debtors	26,753	11,454	16,658
Prepayments	1,671	3,580	5,206
	1,413,942	2,233,254	3,247,822

e) Share premium and merger reserve

	£'000	$'000
At 1 January 2000	1,246,169	1,812,304
Premium on shares issued	635,835	924,695
At 31 December 2000	1,882,004	2,736,999
Premium on shares issued	493,234	717,310
At 31 December 2001	2,375,238	3,454,309

f) Profit and loss account

	£'000	$'000
At 1 January 2000	(64,723)	(94,127)
Retained profit for the period	19,978	29,054
Charges related to the Free Share Scheme (see note 14)	751	1,092
Exchange differences (including £7,764,000 profit on net foreign currency borrowings)	39,165	56,957
At 31 December 2000	(4,829)	(7,024)
Retained profit (loss) for the period	97,427	141,689
Charges related to the Share Schemes (see note 14)	(38)	(55)
Exchange differences (including £5,294,000 profit on net foreign currency borrowings)	(24,143)	(35,111)
At 31 December 2001	68,417	99,499

g) Creditors - amounts falling due within one year

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Accrued expenses	39,380	44,257	64,362

h) Creditors - amounts falling due after more than one year

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Repayable between three and four years			
Senior convertible notes	--	91,867	133,602
Repayable between four and five years			
Senior convertible notes	100,208	337,403	490,685
Senior discount notes	--	201,936	293,676
Repayable in more than five years			
Senior convertible notes	657,529	228,147	331,794
Senior discount notes	185,061	--	--
Senior notes	483,509	458,672	667,047
	1,426,307	1,318,025	1,916,804

27. Summary of Differences Between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with U.K. GAAP and on the basis of presentation as set out in Note 1, which differs in certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP which affect the Group's consolidated net losses and net equity are set out below.

a. Effects of conforming to U.S. GAAP - impact on net loss

	Year ended 31 December			
	1999 £'000	**2000 £'000**	**2001 £'000**	**2001 $'000**
Loss for period under U.K. GAAP	(101,261)	(116,860)	(360,369)	(524,085)
U.S. GAAP adjustments:				
Payments by COLT Inc./FMR Corp. (i)	(1,664)	(936)	(58)	(84)
Amortisation of intangibles (ii) (iii) (iv)	342	1,567	905	1,316
Capitalised interest, net of depreciation (v)	5,912	14,555	13,159	19,137
Deferred compensation (iii) (vi)	(2,381)	(2,018)	(1,991)	(2,895)
Payroll taxes on employee share schemes (vii)	--	679	(611)	(889)
Profit on IRU (viii)	--	(18,911)	(900)	(1,309)
Installation revenue (ix)	--	(19,540)	(23,436)	(34,083)
Direct costs attributable to installation revenue (ix)	--	19,540	23,436	34,083
Warrants (x)	--	--	1,843	2,680
Amount written off investment in own shares (xi)	--	--	2,757	4,010
Gain on forward foreign contracts (xii)	--	--	424	617
Gain on purchase of debt (xiii)	--	--	(58,774)	(85,475)
Loss for period under U.S. GAAP before extraordinary items	(99,052)	(121,924)	(403,615)	(586,977)
Gain on purchase of debt (xiii)	--	--	58,774	85,475
Loss for period under U.S. GAAP after extraordinary items	(99,052)	(121,924)	(344,841)	(501,502)
Ordinary shares used in calculation of basic and diluted loss per share ('000)	631,816	693,385	745,550	745,550
Basic and diluted loss per share before extraordinary items	£ (0.16)	£ (0.18)	£ (0.54)	$ (0.79)
Basic and diluted loss per share after extraordinary items	£ (0.16)	£ (0.18)	£ (0.46)	$ (0.67)

(i) On 27 December 1996, COLT Inc. sold 7,200,000 ordinary shares it owned in COLT to James P. Hynes and Paul W. Chisholm for total consideration of $1,867,500. COLT Inc, made payments related to this transaction of: 2001:nil, 2000:£278,000, 1999:£496,000.
Pursuant to a contract with the Company, certain FMR Corp. employees provide consulting and other services to the Company at agreed rates. FMR Corp. may also provide additional compensation and benefits to these employees related to services to the Company. Such amounts for the year ended 31 December 2001 totalled £58,000 (2000:£658,000, 1999:£1,168,000).
Under U.K. GAAP, the payments are recorded as related party transactions while under U.S. GAAP, the payments are reflected as an expense and a capital contribution by the relevant entity.

(ii) Under U.K. GAAP, following an acquisition by the Group during 1997, £1,354,000 of intangible assets were written off to reserves. At 31 December 2000, under U.K. GAAP, all such goodwill previously written off to reserves was charged to the profit and loss account. Under U.S. GAAP, this charge was reduced by the amortisation charged under U.S. GAAP to the profit and loss account in previous years.

(iii) On 15 July 1998, the Company completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 remained to be issued during 1999 and 2000 subject to certain operational conditions and performance criteria related to the results of the operation being met.
On 3 July 2001, the Company acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 26.5 million French francs was paid at completion. An additional 317,784 ordinary shares and 7.7 million French francs will be paid over the next two years subject to certain operational and performance criteria being met.
Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.
Under U.S. GAAP these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. Amortisation of intangibles includes a resultant reduction in the associated amortisation charge under U.S. GAAP. Gross goodwill at 31 December 2001 is £20,594,000 (2000:£11,797,000, 1999:£11,889,000).

(iv) Under U.S. GAAP, goodwill resulting from an acquisition before 1 July 2001 is capitalised and amortised over its estimated economic life. Goodwill on the Fitec acquisition is not amortised but is tested for impairment annually. In accordance with SFAS 142 "Goodwill and Other Intangible Assets", management have identified £1.9 million, net of amortisation, of separately identifiable intangible assets related to the acquisition of Fitec on 3 July 2001. Intangible assets consist of customer relationships, trade name and documentation and are amortised over their useful economic lives ranging from three months to five years.

(v) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(vi) The Company operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE" Scheme). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned. The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with the unearned compensation being charged to the profit and loss account over the vesting period. The charge for the year ended 31 December 2001 under the SAYE scheme was £1,138,000 (2000:£1,086,000, 1999:£575,000).

(vii) The Company operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of the employer taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

(viii) The Company has concluded a number of infrastructure sales in the form of 20 year indefeasible rights-of-use ("IRU") with characteristics which qualify the transaction as outright sales for U.K. GAAP. Under U.S. GAAP these sales are treated as a 20 year operating lease.

(ix) In accordance with SAB 101 "Revenue Recognition", for the year ended 31 December 2001, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period. At 31 December 2001, the cumulative impact on net losses under SAB 101 was nil, representing cumulative deferred installation revenues of £73,610,000 and costs of the same amount.

(x) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value.
At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133 "Accounting for Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are reflected in the profit and loss account for the 12 months ended 31 December 2001.

(xi) Under U.K. GAAP, shares held by a QUEST are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds.

(xii) The Company has entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which were purchased during the 12 months ended 31 December 2001. As a result, the Company has recognised an unrealised gain on that ineffective portion of the hedge attributable to the purchased notes.

(xiii) During the year ended 31 December 2001 the Company made purchases in aggregate of £143.4 million of its outstanding convertible and non-convertible notes for cash consideration totalling £84.6 million. Under U.S. GAAP, gains or losses from the extinguishment of outstanding indebtedness are classified as extraordinary items.

b. Effects of conforming to U.S. GAAP - impact on net equity

	At 31 December		
	2000 £'000	**2001 £'000**	**2001 $'000**
Equity shareholders' funds under U.K. GAAP	1,501,857	1,624,359	2,362,305
U.S. GAAP adjustments:			
Adjustment to loss for period	(936)	(58)	(84)
Addition to contributed capital	936	58	84
Deferred purchase consideration under U.K. GAAP	(4,286)	(362)	(526)
Deferred compensation	(5,816)	(7,808)	(11,355)
Unearned compensation	(3,464)	(4,582)	(6,664)
Additional paid in share capital	9,280	12,390	18,019
Amortisation of intangibles	1,919	2,824	4,107
Own shares held in trust (i) (see note 14)	(4,492)	(615)	(894)
Warrants	12,763	1,843	2,680
Payroll taxes on employee share schemes	679	68	99
Gain (loss) on forward foreign exchange contracts (ii)	--	6,522	9,485
Deferred profit on operating leases	(18,911)	(19,811)	(28,811)
Capitalised interest, net of depreciation	24,139	37,299	54,244
Approximate equity shareholders' funds under U.S. GAAP	1,513,668	1,652,127	2,402,689

(i) Under UK. GAAP, shares held by a QUEST are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after the U.K. GAAP write-off recorded in 2001.

(ii) Under U.S. GAAP, in accordance with FAS 133 "Accounting for Derivative Instruments and Hedging Activities", the fair value of the Company's forward foreign exchange contracts has been calculated based upon the market rates at 31 December 2001 and the difference between fair value and contracted value representing an unrealised gain (loss) is recognised in equity as a component of "Other Comprehensive Income".

c. Income taxes

Under U.K. GAAP, deferred income taxes are accounted for to the extent that it is considered probable that a liability or asset will materialise in the foreseeable future. Under U.S. GAAP, deferred taxes are accounted for on all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amount which are likely to be realised in future tax returns. The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as follows:

	At 31 December		
	2000	2001	2001
	£'000	£'000	$'000
Deferred tax asset in financial statements (U.K. GAAP)	--	--	--
Tax effects of timing differences:			
Tax losses:			
United Kingdom and Ireland	4,445	41,059	59,712
Germany	31,643	62,271	90,561
France	5,136	14,948	21,739
South Region	12,188	21,416	31,145
North Region	26,657	56,456	82,104
Capital allowances and other timing differences	21,445	10,378	15,093
Gross deferred tax assets under U.S. GAAP	101,514	206,528	300,354
Deferred tax valuation allowance	(101,514)	(206,528)	(300,354)
Net deferred tax assets under U.S. GAAP	--	--	--

No deferred tax asset has been recorded and there is no U.S. GAAP tax provision. There is a further potential deferred tax asset of £4,382,000 (2000: £4,382,000) which relates to timing differences on the accretion of the senior discount notes.

d. Cash flow statement

The Group's financial statements present cash flow statements prepared using the principles of U.K. Accounting Standards FRS 1 (Revised), "Cash Flow Statements". The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 ("FAS 95"). Under FRS 1 (Revised) cash flows are presented for (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing. FAS 95 requires presentation of cash flows from operating, investing and financing activities. The following statements summarise the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP.

	Year ended 31 December			
	1999	2000	2001	2001
	£'000	£'000	£'000	$'000
Net cash inflow (outflow) from operating activities	(57,853)	(24,815)	66,031	96,027
Net cash used in investing activities	(1,181,941)	(730,084)	(452,301)	(657,781)
Net cash provided by financing activities	1,335,583	740,418	414,234	602,421
Effects of exchange differences	(76,733)	23,707	(23,220)	(33,769)
Net increase in cash and cash equivalents	19,056	9,226	4,744	6,898
Cash at beginning of period	15,279	34,335	43,561	63,351
Cash at end of period	34,335	43,561	48,305	70,249

	Reconciliation to cash at bank and in hand and liquid resources under U.K. GAAP at 31 December			
	1999	2000	2001	2001
	£'000	£'000	£'000	$'000
Cash at end of period	34,335	43,561	48,305	70,249
Liquid resources	1,519,852	1,611,030	1,259,080	1,831,080
	1,554,187	1,654,591	1,307,385	1,901,330

e. Equity shareholders' funds

The significant components of equity shareholders' funds under U.S. GAAP are as follows:

	Ordinary Shares		Paid in Capital	Retained Earnings	Other Comprehensive Income	Total Shareholders' Funds
	Par	Shares				
	£'000	No'000	£'000	£'000	£'000	£'000
At 1 January 1999	14,837	593,461	488,112	(115,875)		387,074
Loss for period				(99,052)		(99,052)
Stock issuance	1,907	76,286	746,323			748,230
Additional paid in capital			3,126			3,126
Unearned compensation				(1,919)		(1,919)
Capital contribution			1,664			1,664
Exchange differences				(41,863)		(41,863)
At 31 December 1999	16,744	669,747	1,239,225	(258,709)	--	997,260
Loss for period				(121,924)		(121,924)
Stock issuance	780	31,204	594,965			595,745
Additional paid in capital			5,568			5,568
Unearned compensation				153		153
Capital contribution			936			936
Shares held in trust			(4,492)			(4,492)
Warrants					12,763	12,763
Exchange differences				27,659		27,659
At 31 December 2000	17,524	700,951	1,836,202	(352,821)	12,763	1,513,668
Loss for period				(344,841)		(344,841)
Stock issuance	20,157	806,290	489,907			510,064
Additional paid in capital			3,430			3,430
Unearned compensation				(1,118)		(1,118)
Capital contribution			58			58
Shares held in trust			1,121			1,121
Warrants					(12,763)	(12,763)
Forward foreign exchange contracts					6,098	6,098
Exchange differences				(23,590)		(23,590)
At 31 December 2001	37,681	1,507,241	2,330,718	(722,370)	6,098	1,652,127
At 31 December 2001 ($'000)	54,799		3,389,563	(1,050,543)	8,868	2,402,687

f. Other disclosures

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at 31 December 2000 and 2001 as well as the reported amounts of revenues and expenses during the three years ended 31 December 2001. Actual results may differ from the estimates included in the financial statements.

EBITDA

EBITDA consists of earnings (loss) before net interest expense, income taxes, depreciation, amortisation and foreign exchange gains or losses. EBITDA is a measure commonly used in the telecommunications industry and is presented to enhance the understanding of the Company's operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with generally accepted accounting principles), as an indicator of the Company's performance, as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

New accounting standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"). The Statement is effective for all business combinations initiated after 30 June 2001 and for all business combinations accounted for by the purchase method that are completed after 30 June 2001. FAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. Management has assessed the impact of the adoption of SFAS 141 in relation to acquisitions prior to 30 June 2001 on its consolidated financial statements and believes the impact will not be material.

The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") in July 2001. The Statement is effective for fiscal years beginning after 15 December 2001. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized; these assets should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

The Company will be required to adopt the provisions of FAS 142 with effect from 1 January 2002. At the date of adoption, the Company expects to have unamortized goodwill of £16.8 million, which will be subject to the transition provisions of FAS 141 and FAS 142. Amortization expense related to goodwill was £1.1 million both for the year ended 31 December 2000 and 2001. Management has assessed the impact of the adoption of SFAS 142 on its consolidated financial statements and believes the impact will not be material.

"Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("FAS 143"), was issued in July 2001. This standard will be effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Management has assessed the impact of the adoption of SFAS 143 on its consolidated financial statements and believes the impact will not be material.

"Accounting for the Impairment or Disposal of Long-Lived Assets." ("FAS 144") was issued in October 2001. This standard supersedes ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. FAS 144 is effective for financial statements issued for fiscal years beginning after 15 December 2001 and, generally, its provisions are to be applied prospectively. Management has assessed the impact of the adoption of SFAS 144 on its consolidated financial statements and believes the impact will not be material.

g. Share option plans

At 31 December 2001, the Company had certain options outstanding under its share plans. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its share options and awards. Had compensation expense for share options and awards been determined in accordance with SFAS No.123, the Group's loss for period and basic and diluted loss per share would have been as follows:

	Year ended 31 December			
	1999 £'000	2000 £'000	2001 £'000	2001 $'000
Loss for period before extraordinary items				
As reported	(99,052)	(121,924)	(403,615)	(586,977)
As adjusted	(108,759)	(140,646)	(430,130)	(625,538)
Basic and diluted loss per share before extraordinary items				
As reported	£(0.16)	£(0.18)	£(0.54)	$(0.79)
As adjusted	£(0.17)	£(0.20)	£(0.58)	$(0.84)
Loss for period after extraordinary items				
As reported	(99,052)	(121,924)	(344,841)	(501,502)
As adjusted	(108,759)	(140,646)	(371,356)	(540,063)
Basic and diluted loss per share after extrordinary items				
As reported	£(0.16)	£(0.18)	£(0.46)	$(0.67)
As adjusted	£(0.17)	£(0.20)	£(0.50)	$(0.72)

Solely for the purposes of providing the disclosures required by SFAS No. 123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: volatility 40%, risk free interest rate prevailing at the time of grant (4.4%-6.7%), expected lives of options six years and dividend yield 0%.

28. Subsidiary Undertaking

The Company is the holding company of the Group and has the following principal operating subsidiary undertakings, each of which is a private company registered in its country of operation. The Company holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements.

Name	**Country of operation**	**Principal activities**
COLT Telecommunications (unlimited company)	United Kingdom	Telecommunications and internet services provider
COLT Telecom GmbH	Germany	Telecommunications and internet services provider
COLT Télécommunications France SAS	France	Telecommunications and internet services provider
COLT Telecom AG	Switzerland	Telecommunications and internet services provider
COLT Telecom SpA	Italy	Telecommunications and internet services provider
COLT Telecom España SA	Spain	Telecommunications and internet services provider
COLT Telecom BV	The Netherlands	Telecommunications and internet services provider
COLT Telecom SA	Belgium	Telecommunications and internet services provider
COLT Telecom Austria GmbH	Austria	Telecommunications and internet services provider
COLT Telecom AB	Sweden	Telecommunications services provider
COLT Internet AB	Sweden	Internet services provider
Callshop etc. Limited	United Kingdom	Telecommunications services provider
COLT Internet U.S Corp.	USA	Intragroup internet services provider
COLT Telecom U.S. Corp.	USA	Intragroup telecommunications services provider
COLT Telecom Ireland Limited	Ireland	Telecommunications and internet services provider
COLT Telecom A/S	Denmark	Telecommunications and internet services provider
COLT Telecom A/S	Norway	Telecommunications and internet services provider
COLTEL- Serviços de Telecomunicaçacões, Unipessoal Lda	Portugal	Telecommunications and internet services provider
Fitec SAS	France	Value added services integrator
Apogee Communication SAS	France	Value added services integrator
Asthea Ingenerie SARL	France	Value added services integrator

Group Profit and Loss Account

	Q1 £'000	Q2 £'000	Q3 £'000	Q4 £'000	Total £'000
Turnover					
Switched	125,973	127,833	136,548	142,293	532,647
Non-switched	82,531	91,786	94,418	97,970	366,705
Other	912	4,459	458	506	6,335
	209,416	224,078	231,424	240,769	905,687
Cost of sales					
Interconnect and network	(148,785)	(157,776)	(164,380)	(233,965)	(704,906)
Network depreciation	(33,159)	(37,735)	(45,302)	(120,568)	(236,764)
	(181,944)	(195,511)	(209,682)	(354,533)	(941,670)
Gross profit (loss)	27,472	28,567	21,742	(113,764)	(35,983)
Operating expenses					
Selling, general and administrative	(55,997)	(58,401)	(60,615)	(89,968)	(264,981)
Other depreciation and amortisation	(7,763)	(9,660)	(13,403)	(28,141)	(58,967)
	(63,760)	(68,061)	(74,018)	(118,109)	(323,948)
Operating loss	(36,288)	(39,494)	(52,276)	(231,873)	(359,931)
Other income (expense)					
Interest receivable	19,245	16,728	14,071	10,683	60,727
Gain on purchase of debt	--	--	58,774	--	58,774
Amounts written off investment in own shares	--	--	--	(2,757)	(2,757)
Interest payable and similar charges	(28,690)	(28,550)	(27,944)	(26,768)	(111,952)
Exchange gain (loss)	(8,637)	(2,469)	8,661	(2,785)	(5,230)
	(18,082)	(14,291)	53,562	(21,627)	(438)
Profit (loss) on ordinary activities before taxation	(54,370)	(53,785)	1,286	(253,500)	(360,369)
Taxation	--	--	--	--	--
Profit (loss) for period	(54,370)	(53,785)	1,286	(253,500)	(360,369)
Basic and diluted loss per share	£(0.08)	£(0.08)	£0.00	£(0.29)	£(0.48)

Other data:

	Q1	Q2	Q3	Q4	Total
Turnover growth (i)					
Year-to-year	58%	48%	39%	2%	32%
Quarter-to-quarter	-11%	7%	3%	4%	n/a
Gross profit margin (ii)	13%	13%	9%	-47%	-4%
EBITDA (£'000) (ii)	4,634	7,901	65,203	(85,921)	(8,183)
EBITDA margin	2%	4%	28%	-36%	-1%

(i) Turnover includes infrastructure sales of £46,212,000 in Q4 2000 and £3,829,000 in Q2 2001.

(ii) Gross profit and EBITDA includes profit from infrastructure sales and exceptional charges and provisions.

For further information on infrastructure sales and exceptional charges see notes 2 and 7.

Group Profit and Loss Account	Year Ended 31 December				
	1997	1998	1999	2000	2001
	£'000	£'000	£'000	£'000	£'000
Turnover					
Switched	62,158	162,232	274,321	405,269	532,647
Non-switched	18,731	51,880	124,587	232,857	366,705
Other	581	940	2,644	48,851	6,335
	81,470	215,052	401,552	686,977	905,687
Cost of sales					
Interconnect and network	(55,965)	(148,329)	(273,166)	(478,215)	(704,906)
Network depreciation	(10,509)	(24,022)	(50,439)	(88,689)	(236,764)
	(66,474)	(172,351)	(323,605)	(566,904)	(941,670)
Gross profit (loss)	14,996	42,701	77,947	120,073	(35,983)
Operating expenses					
Selling, general and administrative	(33,729)	(71,767)	(129,072)	(181,674)	(264,981)
Other depreciation and amortisation	(1,923)	(5,064)	(14,196)	(23,312)	(58,967)
	(35,652)	(76,831)	(143,268)	(204,986)	(323,948)
Operating loss	(20,656)	(34,130)	(65,321)	(84,913)	(359,931)
Other income (expense)					
Interest receivable	7,832	21,747	32,649	80,500	60,727
Interest payable and similar charges	(20,446)	(43,574)	(66,055)	(104,794)	(111,952)
Amounts written off investment in own shares	--	--	--	--	(2,757)
Gain on purchase of debt	--	--	--	--	58,774
Exchange gain (loss)	721	355	(2,534)	(7,653)	(5,230)
	(11,893)	(21,472)	(35,940)	(31,947)	(438)
Loss on ordinary activities before taxation	(32,549)	(55,602)	(101,261)	(116,860)	(360,369)
Taxation	--	--	--	--	--
Loss for period	(32,549)	(55,602)	(101,261)	(116,860)	(360,369)
Basic and diluted loss per share	£(0.07)	£(0.10)	£(0.16)	£(0.17)	£(0.48)

Other turnover in 2001 includes infrastructure sales of £3,829,000 (2000:£46,212,000, 1997-1999:nil) which had associated cost of sales of £2,415,000 (2000:£27,222,000, 1997-1999:nil).

Details on exceptional items are provided in note 7, there were no exceptional items in 1999 or 2000.

Group Balance Sheet	At 31 December				
	1997	1998	1999	2000	2001
	£'000	£'000	£'000	£'000	£'000
Fixed assets	162,134	381,489	723,594	1,328,408	1,816,109
Current assets	296,052	794,941	1,718,587	2,023,780	1,611,683
Total assets	458,186	1,176,430	2,442,181	3,352,188	3,427,792
Equity shareholders' funds	157,818	387,068	1,000,875	1,501,857	1,624,359
Creditors	300,368	789,362	1,441,306	1,850,331	1,742,027
Provisions for liabilities and charges	--	--	--	--	61,406
Total liabilities, capital and reserves	458,186	1,176,430	2,442,181	3,352,188	3,427,792

Operating Statistics (unaudited)	1997	1998	1999	2000	2001
Route kilometres (at end of year)	506	1,200	1,892	3,065	4,458
Buildings connected (at end of year)	1,189	2,191	3,781	5,805	7,843
Switched minutes for year (MM)	1,413	3,429	7,837	15,758	20,248
Private wire VGEs (at end of year) ('000)	426	1,503	3,661	8,486	15,312
Racks (at end of year)	--	--	--	1,137	2,212
Headcount (at end of year)	623	1,436	2,494	4,012	5,345

2001 Operating Statistics (Unaudited)

	Q1	Q2	Q3	Q4
Route Kilometres (a) (at end of quarter)				
UK and Ireland	320	343	374	405
Germany	1,228	1,304	1,359	1,447
France	529	538	563	630
South Region	647	700	803	927
North Region	718	734	871	1,049
Total	**3,442**	**3,619**	**3,970**	**4,458**
Buildings Connected (at end of quarter)				
UK and Ireland	1,589	1,642	1,700	1,752
Germany	2,556	2,684	2,846	2,985
France	811	889	971	1,051
South Region	789	952	1,110	1,289
North Region	553	636	707	766
Total	**6,298**	**6,803**	**7,334**	**7,843**
Switched Minutes (MM) (for quarter)				
UK and Ireland	1,627	1,817	1,865	1,886
Germany	1,856	1,957	1,963	2,425
France	714	697	591	548
South Region	274	392	453	444
North Region	154	175	191	219
Total	**4,625**	**5,038**	**5,063**	**5,522**
Private Wire VGEs (b) (000) (at end of quarter)				
UK and Ireland	3,252	3,807	4,745	5,188
Germany	4,256	4,996	5,566	5,896
France	745	918	1,074	1,234
South Region	1,308	1,520	1,694	2,102
North Region	687	819	885	892
Total	**10,248**	**12,060**	**13,964**	**15,312**
Racks (at end of quarter)				
UK and Ireland	393	411	524	535
Germany	263	319	346	379
France	365	403	435	443
South Region	394	574	626	660
North Region	107	125	179	195
Total	**1,522**	**1,832**	**2,110**	**2,212**
Headcount (at end of quarter)				
UK and Ireland	1,297	1,392	1,477	1,480
Germany	1,388	1,492	1,573	1,595
France	518	559	755	759
South Region	606	687	756	809
North Region	559	600	653	676
Other	4	4	24	26
Total	**4,372**	**4,734**	**5,238**	**5,345**

(a) Route kilometres do not include inter-city network.

(b) Non-switched circuits are measured in Voice Grade Equivalents (VGEs). VGEs are the comparable number of voice circuits, of 64 kilobits per second, each approximately equivalent in capacity to the non-switched circuit being measured.

South Region comprises Italy, Portugal, Spain and Switzerland.

North Region comprises Austria, Belgium, Denmark, The Netherlands and Sweden.

Investor Information

Listings
Ordinary shares of COLT Telecom Group plc are traded on the London Stock Exchange and, in the form of American Depositary Shares (ADSs), on the Nasdaq National Market.

American Depositary Receipts
ADSs, each representing four ordinary shares, are traded on the Nasdaq National Market under the symbol 'COLT'. ADSs are represented by American Depositary Receipts (ADRs). The ADR programme is administered on behalf of the Company by The Bank of New York, ADR Division, PO Box 11258, Church Street Station, New York, N.Y. 10286-11258
Tel:1610 312 5315

Reports to ADR Holders
ADR holders receive the annual reports issued to ordinary shareholders. COLT Telecom Group plc will file with the Securities and Exchange Commission in the United States its annual report on Form 20-F and other information as required. A copy of the Form 20-F may be obtained by writing to: Investor Relations, COLT Telecom Group plc, 15 Marylebone Road, London NW1 5JD or by e-mail to: jdoherty@colt-telecom.com

Solicitors
Slaughter & May
One Bunhill Row, London EC1Y 8YY

Registrars
Lloyds TSB Registrars, The Causeway,
Worthing, West Sussex BN99 6DA
Telephone: +44 1903 502541

Annual General Meeting
The 2002 Annual General Meeting of COLT Telecom Group plc will be held at 9.30 am on 23 May 2002 at:
The Capital Club, Abchurch Lane, London EC4 7BB

Secretary
Mark A. Jenkins
COLT Telecom Group plc
15 Marylebone Road, London NW1 5JD, United Kingdom
Telephone: +44 20 7390 3676
Facsimile: +44 20 7390 3701
e-mail: majenkins@colt-telecom.com

For Further Information
John Doherty, Director of Investor Relations
COLT Telecom Group plc
15 Marylebone Road, London NW1 5JD, United Kingdom
Telephone: +44 20 7390 3681
Facsimile: +44 20 7390 3701
e-mail: jdoherty@colt-telecom.com

Registered Number
COLT Telecom Group plc
Registered in England No. 3232904



COLT's european offices

Austria

www.colt.at

Vienna
COLT Telecom Austria GmbH
Kärntner Ring 12
1010 Vienna
MD: Alfred Pufitsch
Tel: +43 1 20 500
Fax: +43 1 20 500 199

Belgium

www.colt-telecom.be

Brussels
COLT Telecom SA
Zweefvliegtuigstraat 10
Rue du Planeur
B - 1130 Brussels
MD: Eric Willems
Tel: +32 2 790 16 16
Fax: +32 2 190 16 00

Antwerp
COLT Telecom SA
Haifastraat 6
B 2030 Antwerp
MD: Eric Willems
Tel: +32 2 790 16 16
Fax: +32 2 190 16 00

Denmark

www.colt-telecom.dk

Copenhagen
COLT Telecom A/S
Borgmester Christiansens Gade 55
2450 Copenhagen SV
MD: Jesper Weng
Tel: +45 70 21 23 30
Fax: +45 70 21 23 31

France

www.colt-telecom.fr

Paris
COLT eBusiness
25 Rue de Chazelles
75 849 Paris Cedex 17
MD: Claude Olier
Tel: +33 1 70 99 55 00
Fax: +33 1 70 99 56 06

Paris
COLT Télécommunications
France SAS
25 Rue de Chazelles
75 849 Paris Cedex 17
MD: Jean-Baptiste Gagliardi
Tel: +33 1 70 99 55 00
Fax: +33 1 70 99 56 06

Lyon
COLT Télécommunications
France SAS
11 Rue de Teinturiers
69 003 Lyon
City Director:
Frédéric Panya-Lestonnat
Tel: +33 4 26 84 79 00
Fax: +33 4 26 84 79 01

Marseilles
COLT Télécommunications
France SAS
152 Avenue du Prado
13 008 Marseilles
City Director:
Damien Neyret
Tel: +33 4 88 91 45 00
Fax: +33 4 88 91 45 01

Germany

www.colt.de

Frankfurt
COLT Telecom GmbH
Zentrale
Herriotstraße 4
60313 Frankfurt
MD Central Region: Horst Enzelmüller
Tel: +49 69 56 606 0
Fax: +49 69 56 606 1000

Frankfurt
COLT Telecom GmbH
Niederlassung Frankfurt
Gervinusstraße 18-22
60322 Frankfurt
City Director: Wendelin Meyer-Mölck
Tel: +49 69 9 59 58 0
Fax: +49 69 9 59 58 100

Berlin
COLT Telecom GmbH
Niederlassung Berlin
Uhlandstraße 181-183
10623 Berlin
MD: Bernd Huber
Tel: +49 30 88 4420
Fax: +49 30 88 442 100

Cologne
COLT Telecom GmbH
Niederlassung Cologne
Magnusstraße 13
50672 Cologne
MD: Friedhelm Dörmbach
Tel: +49 221 27 380
Fax: +49 221 27 381 00

Dusseldorf
COLT Telecom GmbH
Niederlassung Dusseldorf
Uerdinger Straße 80
40474 Dusseldorf
City Director: Friedhelm Dörnbach
Tel: +49 211 478 430
Fax: +49 211 478 43100

Hamburg
COLT Telecom GmbH
Niederlassung Hamburg
ABC-Straße 19
20354 Hamburg
MD: Bernd Huber
Tel: +49 40 350 670
Fax: +49 40 350 671 00

Hanover
COLT Telecom GmbH
Niederlassung Hanover
Calenberger Esplanade 4
30169 Hanover
City Director: Karl-Heinz Ehmann
Tel: +49 511 123 530
Fax: +49 511 123 531 00

Munich
COLT Telecom GmbH
Niederlassung Munich
Von-der-Tann-Straße 11
80539 Munich
MD: Norbert Scheller
Tel: +49 89 286 410
Fax: +49 89 286 41 100

Stuttgart
COLT Telecom GmbH
Niederlassung Stuttgart
Kronenstraße 25
70174 Stuttgart
MD: Norbert Scheller
Tel: +49 711 222 530
Fax: +49 711 222 53100

Italy

www.colt-telecom.it

Milan
COLT Telecom SpA
Viale E. Jenner 56
20159 Milan
MD: Achille De Tommaso
City Director: Pierpaolo Lanati
Tel: +39 02 30 333 1
Fax: +39 02 30 333 700

Turin
COLT Telecom SpA
Environment Park
Via Livorno 60
10144 Turin
City Director: Davide Suppia
Tel: +39 011 2300 1
Fax: +39 011 2300 700

Rome
COLT Telecom SpA
Via Simone Martini 127
00142 Rome
City Director: Roberto Di Gaetano
Tel: +39 06 51074 1
Fax: +39 06 51074 700

Netherlands

www.colt-telecom.nl

Amsterdam
COLT Telecom BV
Van der Madeweg 12-14a
Postbus 94014
1090 GA Amsterdam
MD: Richard Oosterom
Tel: +31 20 888 2020
Fax: +31 20 888 2010

Rotterdam
COLT Telecom BV
Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD: Richard Oosterom
Tel: +31 10 799 3030
Fax: +31 10 799 3010

The Hague
COLT Telecom BV
C/O Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD: Richard Oosterom
Tel: +31 10 799 3030
Fax: +31 10 799 3010

Portugal

www.colt-telecom.pt

Lisbon
COLTEL - Serviços de Telecomunicações,
Unipessoal Lda
Estrada da Outurela 118
Edificio B
2795-606 Carnaxide
MD: Adelino Santos
Tel: +351 21 120 00 00
Fax: +351 21 120 00 09

Republic of Ireland

www.colt-telecom.ie

Dublin
COLT Telecom Ireland Limited
Segrave House
19/20 Earlsfort Terrace
Dublin 2
Ireland
MD: Gary Keogh
Tel: +353 1 634 5900
Fax: +353 1 634 5901

Spain

www.colt-telecom.es

Madrid
COLT Telecom España SA
C/ Telemaco 5
28027 Madrid
MD: Angel Rojo-Diez
Tel: +34 91 789 9000
Fax: +34 91 789 9099

Barcelona
COLT Telecom España SA
C/Acero 5-9
08038 Barcelona
MD: Gines Alarcon
Tel: +34 93 445 5000
Fax: +34 93 445 5099

Valencia
COLT Telecom España SA
C/Espinosa, 8
46008 Valencia
City Director: Leopoldo Salinas
Tel: +34 96 046 6000
Fax: +34 96 046 6100

Sweden

www.colt-telecom.se

Stockholm
COLT Telecom AB
Box 3458
Luntmakargatan 18
SE-103 69 Stockholm
Sweden
Nordic Regional Director: Pierre-Alain Graf
Tel: +46 8 781 80 00
Fax: +46 8 781 81 00

Switzerland

www.colt.ch

Zurich
COLT Telecom AG
Mürtschenstrasse 27
CH-8048 Zurich
MD: Roger Gehrig
Tel: +41 1 5 600 600
Fax: +41 1 5 600 610

Geneva
COLT Telecom AG
Rue de Montbrillant 40 bis
CH-1201 Geneva
City Director: Gerardo Spedaliero
Tel: +41 22 591 0 591
Fax: +41 22 591 0 585

United Kingdom

www.colt.net

London
(registered address)
COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
President & CEO: Peter Manning
Chief Financial Officer: Larry Ingeneri
MD South Region: Lakh Jemmett
MD, European Network Services:
Steve Robertson
MD Group Services: Hugh Wilson
Organisation Transition Director:
Jonathan Watts
Tel: +44 20 7863 5000
Fax: +44 20 7390 3701

www.colt-telecom.co.uk

London
COLT Telecommunications
Beaufort House
15 St Botolph Street
London EC3A 7QN
Acting MD: Ian Hinchliffe
Tel: +44 20 7390 3900
Fax: +44 20 7390 3901

Birmingham
COLT Telecommunications
4 Stephens Street
Newtown
Birmingham B6 4RG
Sales Manager: Ed Chapman
Tel: +44 20 7947 1803
Fax: +44 20 7947 1810

Manchester
COLT Telecommunications
C/O Beaufort House
15 St.Botolph Street
London EC3A 7QN
Sales Manager: Andrew Lister
Tel: +44 20 7390 3900
Fax: +44 20 7390 3901

















